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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                 SCHEDULE 14D-9

                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(D)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                           MORTON INTERNATIONAL, INC.
                           (NAME OF SUBJECT COMPANY)

                           MORTON INTERNATIONAL, INC.
                       (NAME OF PERSON FILING STATEMENT)

                    COMMON STOCK, PAR VALUE $1.00 PER SHARE
                (AND ASSOCIATED PREFERRED STOCK PURCHASE RIGHTS)
                         (TITLE OF CLASS OF SECURITIES)

                                   619335102
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                              Raymond P. Buschmann
                       Vice President for Legal Affairs,
                         General Counsel and Secretary
                           Morton International, Inc.
                           100 North Riverside Plaza
                          Chicago, Illinois 60606-1596
                                 (312) 807-2000
                 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICE AND COMMUNICATIONS
                   ON BEHALF OF THE PERSON FILING STATEMENT)

                                WITH COPIES TO:

                                Eric S. Robinson
                               Andrew J. Nussbaum
                         Wachtell, Lipton, Rosen & Katz
                              51 West 52nd Street
                            New York, New York 10019
                                 (212) 403-1000

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ITEM 1.  SECURITY AND SUBJECT COMPANY

     The name of the subject company is Morton International, Inc. (the "Company" or "Morton"). The address of the principal executive offices of the Company is 100 North Riverside Plaza, Chicago, Illinois 60606-1596. The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this "Statement" or this "Schedule 14D-9") relates is the Company's common stock, par value $1.00 per share (the "Common Stock"), together with the associated preferred stock purchase rights (the "Rights" and, together with the Common Stock, the "Shares") issued pursuant to the Rights Agreement, dated as of April 24, 1997, between the Company and First Chicago Trust Company of New York, as Rights Agent, as amended by Amendment No. 1, dated as of January 31, 1999 (the "Rights Agreement").

ITEM 2.  TENDER OFFER OF BIDDER

     This Statement relates to the tender offer (the "Offer") described in the Tender Offer Statement on Schedule 14D-1, dated February 5, 1999 (as amended or supplemented, the "Schedule 14D-1"), filed by Rohm and Haas Company, a Delaware corporation ("Rohm and Haas" or "Parent"), and Morton Acquisition Corp. (formerly known as Gershwin Acquisition Corp.), an Indiana corporation and a wholly-owned subsidiary of Rohm and Haas ("Purchaser"), with the Securities and Exchange Commission (the "Commission"), relating to an offer to purchase up to 80,916,766 (representing 67% of the issued and outstanding Shares as of January 29, 1999) of the Shares at a price of $37.125 per Share net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in Purchaser's Offer to Purchase dated February 5, 1999 (the "Offer to Purchase") and in the related Letter of Transmittal (as amended or supplemented, collectively, the "Offer Documents").

     The Offer is being made in accordance with the Agreement and Plan of Merger, dated as of January 31, 1999 (the "Merger Agreement"), among Rohm and Haas, Purchaser and the Company. The Merger Agreement provides that, among other things, subject to the satisfaction or waiver of certain conditions, following completion of the Offer, and in accordance with the Indiana Business Corporation Law ("IBCL"), Purchaser will be merged with and into the Company (the "Merger"). Following consummation of the Merger, the Company will continue as the surviving corporation (the "Surviving Corporation") and will become a wholly owned subsidiary of Parent. As more fully described in Item 3(b)(i) below, at the effective time of the Merger (the "Effective Time"), (i) if Purchaser shall have purchased, pursuant to the Offer, an aggregate of 80,916,766 Shares (the "Maximum Offer Number of Shares"), each Share issued and outstanding immediately prior to the Effective Time (other than Shares held in the treasury of the Company and each Share owned by Parent or Purchaser) shall be cancelled, extinguished and converted into the right to receive a number (rounded to the nearest one-millionth of a share) of fully paid and nonassessable shares of Common Stock, par value $2.50 per share (the "Parent Common Stock"), of Parent equal to the Exchange Ratio (as defined in Item 3(b)(i) below), and (ii) if Purchaser shall have purchased, pursuant to the Offer, less than the Maximum Offer Number of Shares, each Share issued and outstanding immediately prior to the Effective Time (other than Shares held in the treasury of the Company and Shares owned by Parent or Purchaser) shall be cancelled, extinguished and converted into the right to receive (i) cash, in an amount equal to the product of Cash Proration Factor One (as defined in Item 3(b)(i) below) multiplied by $37.125 and (ii) a number (rounded to the nearest one-millionth of a share) of fully paid and nonassessable shares of Parent Common Stock equal to the product of (a) one minus Cash Proration Factor One multiplied by (b) the Exchange Ratio.

     The Offer Documents state that the principal executive offices of Rohm and Haas and Purchaser are located at 100 Independence Mall West, Philadelphia, Pennsylvania 19106.

ITEM 3.  IDENTITY AND BACKGROUND

     (a) The name and address of the Company, which is the person filing this Statement, are set forth in Item 1 above.
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     (b)(i) The Merger Agreement

     The following is a summary of the Merger Agreement, which summary is qualified in its entirety by reference to the Merger Agreement which is filed as an exhibit to the Schedule 14D-9.

     The Offer. The Merger Agreement provides for the commencement of the Offer by Purchaser. The obligation of Purchaser to accept for payment Shares tendered pursuant to the Offer is subject only to the satisfaction or waiver by Purchaser of the conditions set forth in the paragraph below labelled "Conditions to the Offer." Under the Merger Agreement, Purchaser may, in its sole discretion, waive any such condition (other than the Minimum Condition (as defined below)) and make any other changes in the terms and conditions of the Offer; provided that, unless previously approved by the Company in writing, no change may be made which (i) changes the Minimum Condition, (ii) decreases the price per Share payable in the Offer, (iii) changes the form of consideration payable in the Offer, (iv) increases or reduces the maximum number of Shares to be purchased in the Offer, (v) amends the Offer Conditions or imposes additional conditions to the Offer, or (vi) makes other changes to the terms or conditions to the Offer that are adverse to the holders of Shares. Purchaser has agreed that, subject to the terms and conditions of the Merger Agreement, including the Offer Conditions, it will accept for payment and pay for Shares as soon as it is permitted to do so under applicable law. Purchaser has agreed that unless the Merger Agreement has been terminated pursuant to its terms and subject to the following sentence, Purchaser will extend the Offer from time to time in the event that, at a then-scheduled expiration date, all of the Offer Conditions have not been satisfied or waived as permitted pursuant to the Merger Agreement, each such extension not to exceed (unless otherwise consented to in writing by the Company) the lesser of 10 additional business days or such fewer number of days that Purchaser reasonably believes are necessary to cause such conditions to be satisfied. If, however, on April 2, 1999 (subject to extension pursuant to the proviso to this sentence), Purchaser has not consummated the Offer in accordance with its terms, Purchaser has agreed to terminate the Offer without the acceptance of any Shares previously tendered, and the parties have agreed, upon the terms and conditions of the Merger Agreement, to seek to consummate the Merger; provided, however, that such date may be further extended by Parent, but in no event beyond April 17, 1999, if Parent reasonably believes that the required approval pursuant to the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act" and the expiration or termination of all waiting periods thereunder, the "HSR Condition") and the approval by the Commission of the European Communities under EU Council Regulation 4064/89, as amended (the "EU Approval") will be obtained during such extended period. In the event that the Merger Agreement is terminated, Purchaser has agreed to, and Parent has agreed to cause Purchaser to, promptly terminate the Offer without accepting any Shares for payment.

     Conditions to the Offer. Notwithstanding any other provision of the Offer and subject to the terms of the Merger Agreement, Purchaser shall not be required to accept for payment or, subject to any applicable rules and regulations of the Commission, including Rule 14e-1(c) under the Securities Exchange Act of 1934, as amended (the "Exchange Act") (relating to Purchaser's obligation to pay for or return tendered Shares promptly after termination or withdrawal of the Offer), pay for any Shares tendered pursuant to the Offer, and may postpone the acceptance for payment or, subject to the restriction referred to above, payment for any Shares tendered pursuant to the Offer, and may amend or, not prior to April 2, 1999 (subject to extension by Purchaser to not later than April 17, 1999 if Parent reasonably believes that the HSR Condition will be satisfied and the EU Approval will be obtained by such date (the "Final Expiration Date")), terminate the Offer (whether or not any Shares have theretofore been purchased or paid for) if, prior to the expiration of the Offer, (i) a number of shares of Company Common Stock which, together with any Shares owned by Parent or Purchaser, constitutes at least a majority of the voting power (determined on a fully-diluted basis), on the date of purchase, of all the securities of the Company entitled to vote generally in the election of directors or on a merger shall not have been validly tendered and not properly withdrawn prior to the expiration of the Offer (the "Minimum Condition") or (ii) at any time on or after the date of the Merger Agreement and prior to the acceptance for payment of Shares, any of the following conditions occurs or has occurred and continues to exist:

          (a) there shall have been instituted and pending any suit, action, investigation or proceeding brought by any governmental authority before any federal or state court or any order or preliminary or permanent injunction shall have been entered in any action or proceeding before any federal or state court or

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     governmental, administrative or regulatory authority or agency, or any other action shall have been taken, or statute, rule, regulation, legislation, judgment or order enacted, entered, enforced, promulgated, amended, issued or deemed applicable to Parent, Purchaser, the Company or any subsidiary or affiliate of Purchaser or the Company or the Offer or the Merger, by any legislative body, court, government or governmental, administrative or regulatory authority or agency which would reasonably be expected to have the effect of: (i) making illegal, materially delaying or otherwise restraining or prohibiting or making materially more costly the making of the Offer, the acceptance for payment of, or payment for, some of or all the Shares by Purchaser or any of its affiliates, the consummation of the Merger or materially delaying the Merger; (ii) prohibiting or materially limiting the ownership or operation by the Company or any of its subsidiaries or Parent, Purchaser or any of Parent's affiliates of all or any material portion of the business or assets of the Company and its subsidiaries, taken as a whole, or Parent and any of its subsidiaries, taken as a whole, or compelling Parent, Purchaser or any of Parent's subsidiaries to dispose of or hold separate all or any material portion of the business or assets of the Company and any of its subsidiaries, taken as a whole, or Parent and its subsidiaries, taken as a whole, as a result of the transactions contemplated by the Offer or the Merger Agreement; (iii) imposing or confirming material limitations on the ability of Parent, Purchaser or any of Parent's affiliates effectively to acquire or hold or to exercise full rights of ownership of Shares, including but not limited to the right to vote any Shares acquired or owned by Parent or Purchaser or any of its affiliates on all matters properly presented to the shareholders of the Company, including but not limited to the adoption and approval of the Merger Agreement and the Merger or the right to vote any shares of capital stock of any subsidiary directly or indirectly owned by the Company; or (iv) requiring divestiture by Parent or Purchaser or any of their affiliates of any Shares, except, in the case of clauses (i) through
     (iv), where such events are consistent with or result from Parent's and the Company's obligations under Section 6.9 of the Merger Agreement ("Further Action; Reasonable Best Efforts");

          (b) any of the representations and warranties of the Company set forth in the Merger Agreement that are qualified as to Material Adverse Effect shall not be true and correct, or any such representations and warranties that are not so qualified shall not be true and correct in any material respect, in each case as if such representations and warranties were made at the time of such determination (other than to the extent such representations and warranties are made as of a specified date, in which case, such representations and warranties shall not be so true and correct as of such date);

          (c) the Company shall have failed to perform in any material respect any obligation or to comply in any material respect with any agreement or covenant of the Company to be performed or complied with by it under the Merger Agreement;

          (d) the Merger Agreement shall have been terminated in accordance with its terms or the Offer shall have been amended or terminated with the consent of the Company; or

          (e) (i) any waiting periods under the HSR Act shall have expired or been terminated and the EU Approval shall have been received, in each case to the extent applicable to the purchase of Shares pursuant to the Offer; and (ii) any applicable waiting periods applicable to the purchase of Shares pursuant to the Offer under any laws or regulations of any foreign jurisdiction in which either the Company or Parent (directly or through subsidiaries, in each case) has material assets or conducts material operations, shall not have expired or been terminated, or any regulatory approval applicable to the purchase of Shares pursuant to the Offer shall not have been obtained, other than such failures to obtain, expire, terminate or receive as would not have a material adverse effect on Parent or the Company which, in the reasonable judgment of Purchaser with respect to each and every matter referred to above and regardless of the circumstances (including any action or inaction by Purchaser or any of its affiliates but subject to the terms of the Merger Agreement) giving rise to any such condition, makes it inadvisable to proceed with the Offer or with such acceptance for payment of or payment for Shares or to proceed with the Merger.

     The foregoing conditions are for the benefit of Purchaser and may be asserted by Purchaser regardless of the circumstances giving rise to any such condition or may be waived by Purchaser in whole or in part at any
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time and from time to time in its sole discretion (subject to the terms of the
Merger Agreement). The failure by Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right, the waiver of any such right with respect to particular facts and other circumstances shall not be deemed a waiver with respect to any other facts and circumstances, and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time.

     The Merger. The Merger Agreement provides that, as soon as practicable after the satisfaction or waiver of the conditions to the Merger set forth therein, Purchaser will be merged with and into the Company in accordance with the IBCL. As a result of the Merger, the separate corporate existence of Purchaser will cease and the Company will continue as the Surviving Corporation. Pursuant to the terms of the Merger Agreement, at the Effective Time and without any further action on the part of the Company and Purchaser, the articles of incorporation of the Company as in effect immediately prior to the Effective Time shall be amended so as to read in their entirety as set forth in the Merger Agreement and, as so amended, will be the articles of incorporation of the Surviving Corporation. At the Effective Time and without any further action on the part of the Company and Purchaser, the By-Laws of Purchaser shall be the By-Laws of the Surviving Corporation. The Merger Agreement provides that the directors of Purchaser immediately prior to the Effective Time will be the initial directors of the Surviving Corporation and that the officers of the Company immediately prior to the Effective Time shall be the initial officers of the Surviving Corporation.

     Conversion of Shares. The Merger Agreement provides that, except as provided below in "Cash Alternative Structure," at the Effective Time, by virtue of the Merger and without any action on the part of Purchaser, the Company or the holders of any of the following securities: (i) if Purchaser has purchased, pursuant to the Offer, 80,916,766 Shares, each Share issued and outstanding immediately prior to the Effective Time (other than Shares held in the treasury of the Company and Shares owned by Parent or Purchaser ("Cancellation Shares") which will be cancelled without consideration therefor) will be cancelled, extinguished and converted into the right to receive a number (rounded to the nearest one-millionth of a share) of fully paid and nonassessable shares of Parent Common Stock equal to the Exchange Ratio; (ii) if the Offer is terminated on the Final Expiration Date but the Merger Agreement has not been terminated or if Purchaser shall have purchased, pursuant to the Offer, less than 80,916,766 Shares (the number of Shares so purchased, the "Purchased Share Number"), each Share issued and outstanding immediately prior to the Effective Time (other than Cancellation Shares) will be cancelled, extinguished and converted into the right to receive, (A) cash, in an amount equal to the product of Cash Proration Factor One multiplied by $37.125 and (B) a number (rounded to the nearest one-millionth of a share) of fully paid and non-assessable shares of Parent Common Stock equal to the product of (x) one minus Cash Proration Factor One multiplied by (y) the Exchange Ratio; and (iii) each Share of Purchaser issued and outstanding immediately prior to the Effective Time will be converted into and become one validly issued, fully paid and nonassessable share of identical common stock of the Surviving Corporation.

     If prior to the Effective Time, Parent or the Company, as the case may be, should split, combine or otherwise reclassify the Parent Common Stock or the Shares, or pay (or set a record date that is prior to the Effective Time with respect to) a stock dividend or other stock distribution in Parent Common Stock or Shares, or otherwise change the Parent Common Stock or Shares into any other securities, or make any other such stock dividend or distribution with respect to the Parent Common Stock or the Shares in capital stock of Parent or the Company or of their respective subsidiaries in respect of the Parent Common Stock or the Common Stock, respectively, then the Merger Agreement provides that the Merger Consideration and the Exchange Ratio will be appropriately adjusted to reflect such split, combination, dividend or other distribution or change to provide the holders of Shares, the same economic effect as contemplated by the Merger Agreement prior to such event.

     For purposes of the Merger Agreement, the "Exchange Ratio" is equal to the number (rounded to the nearest one-millionth) obtained by dividing $37.125 by the Parent Common Stock Price (as defined below); provided that the Exchange Ratio will not be less than 1.088710 or greater than 1.330645. The "Parent Common Stock Price" is equal to the average per share closing price of the Parent Common Stock on the NYSE Composite Transactions Tape for the twenty trading-day period ending on the second trading day prior to the Effective Time. "Cash Proration Factor One" means a fraction, of which (A) the numerator is equal to
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(x) 80,916,766 minus (y) the Purchased Share Number, if any, and (B) the denominator is equal to the number of Shares issued and outstanding immediately prior to the Effective Time (other than Cancellation Shares) (the "Final Outstanding Number").

     The Merger Agreement provides that each holder of Shares exchanged pursuant to the Merger who would otherwise have been entitled to receive a fraction of a share of Parent Common Stock will receive, in lieu thereof, cash (without interest) in an amount equal to the product of (i) such fractional part of a share of Parent Common Stock multiplied by (ii) the average closing price of the Parent Common Stock on the NYSE Composite Transactions Tape for the five trading days immediately prior to the Effective Time. The consideration provided for clauses (i) and (ii) in the paragraph above labelled "Conversion of Shares," together with the consideration provided for in the preceding sentence, is referred to herein as the "Merger Consideration" (except as described below under "Cash Alternative Structure").

     Cash Alternative Structure. Pursuant to the terms of the Merger Agreement, if (a) following the consummation of the Offer, either (x) the Parent Stockholders Meeting (as defined below under "Meetings") has occurred and at such meeting (or any adjournments thereof), the Parent Stockholder Approval (as defined below under "Representations and Warranties") is not obtained or (y) the Parent Stockholder Approval has not been obtained prior to the 45th day after the Registration Statement (as defined below under "Meetings") is declared effective by the Commission, (or, if there exists at such time any injunction or other order which prohibits, restrains, enjoins or restricts Parent from holding the Parent Stockholders Meeting or a stop order suspending the effectiveness of the Registration Statement has been issued by the Commission, by not later than the 30th day after such 45th day) or (b) all three of the following have occurred: (i) the Offer is terminated at the Final Expiration Date and the Merger Agreement has not been terminated, (ii) the Parent Stockholders Meeting has occurred and at such meeting (or any adjournments thereof) the Parent Stockholder Approval is not obtained and (iii) the Haas Family Stockholders, which as of the date of the Merger Agreement owned approximately 39% of the outstanding voting power of the Parent Common Stock, shall not have voted the greater of (A) 95% of the shares of Parent Common Stock beneficially owned by such entities and their affiliates as of the date of the Merger Agreement (approximately 35% of the outstanding voting power of the Parent Common Stock as of such date) and (B) such number of shares so owned by such entities on the record date for the Parent Stockholders Meeting in favor of the Parent Stockholders Approval, the Parent Stockholders Approval shall not be a condition to consummation of the Merger, and the Merger Consideration to be received in respect of shares of Common Stock in the Merger will be modified (the "Cash Alternative Structure") as set forth below.

     In the event that the Cash Alternative Structure is required to be effected, then notwithstanding anything to the contrary provided for in the Merger Agreement, at the Effective Time, by virtue of the Merger and without any action on the part of Purchaser, the Company or the holders of Parent Common Stock or Common Stock, each Share issued and outstanding immediately prior to the Effective Time (other than Cancellation Shares) will be cancelled, extinguished and converted into the right to receive:

           (i) if Purchaser has purchased, pursuant to the Offer, 80,916,766 Shares, (a) cash, in an amount equal to the product of (x) Cash Proration Factor Two (as defined below), multiplied by (y) the product of the Exchange Ratio and the Adjusted Parent Common Stock Price (as defined below); and (b) a number (rounded to the nearest ten-thousandth of a share) of fully paid and non-assessable shares of Parent Common Stock equal to the product of (x) the Exchange Ratio multiplied by (y) one minus Cash Proration Factor Two.

          (ii) if the Offer is terminated but the Merger Agreement has not been terminated or if the Purchased Share Number is less than 80,916,766, (a) cash, in an amount equal to the sum of (x) the product of Cash Proration Factor One, multiplied by $37.125 plus (y) the product of (A) Cash Proration Factor Two minus Cash Proration Factor One, multiplied by (B) the product of the Exchange Ratio and the Adjusted Parent Common Stock Price and (b) a number (rounded to the nearest ten-thousandth of a share) of fully paid and non-assessable shares of Parent Common Stock equal to the product of (x) the Exchange Ratio multiplied by (y) one minus Cash Proration Factor Two.

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

     "Cash Proration Factor Two" is a fraction, of which (A) the numerator is equal to (x) the Final Outstanding Number minus (y) the Maximum Share-for-Share Number and (B) the denominator of which is equal to the Final Outstanding Number. The "Maximum Share-for-Share Number" (as defined below) is equal to (A) the maximum number of shares of Parent Common Stock that may be issued by Parent in the Merger without a vote of its stockholders pursuant to the Delaware General Corporation Law (the "DGCL"), the applicable rules of the New York Stock Exchange, Inc. or otherwise (taking into account all shares of Parent Common Stock then outstanding or reserved for issuance in connection with any securities, options or rights convertible into, exchangeable or exercisable for Parent Common Stock (including, without limitation, Company Stock Options (as defined below under "Stock Options") not cancelled pursuant to the Merger Agreement)), divided by (B) the Exchange Ratio. The "Adjusted Parent Common Stock Price" is equal to the average per share closing price of the Parent Common Stock on the NYSE Composite Transactions Tape for the five trading-day period ending on the second trading day prior to the Effective Time.

     Stock Options. The Merger Agreement provides that as soon as practicable following the date of the Merger Agreement, the Board of Directors of the Company will adopt such resolutions or take such other actions as may be required to adjust the terms of all outstanding employee or director stock options to purchase shares of Common Stock and any related stock appreciation rights ("Company Stock Options") granted under any stock option or stock purchase plan, program or arrangement of the Company and its subsidiaries, including without limitation, the 1989 Incentive Plan and the 1997 Incentive Plan (collectively, the "Stock Plans"), to provide that, at the Effective Time, each Company Stock Option outstanding immediately prior to the Effective Time will (except to the extent that Parent and the holder of a Company Stock Option otherwise agree prior to the Effective Time and except as otherwise provided in the Merger Agreement with respect to any qualified stock options): (a) if such Company Stock Option is or becomes exercisable before the Merger or as a consequence of the transactions contemplated by the Merger Agreement and the holder of such Company Stock Option elects by written notice to Parent prior to the date 10 business days prior to the Effective Time to receive the payment contemplated by this clause (a), be cancelled in exchange for a payment from the Surviving Corporation (subject to any applicable withholding taxes) equal to the product of (1) the total number of Shares subject to such Company Stock Option and (2) the excess of $37.125 over the exercise price per Share subject to such Company Stock Option; or (b) with respect to any Company Stock Option not canceled pursuant to clause (a) above, be deemed to constitute an option to acquire, on the same terms and conditions (including, if any, related stock appreciation rights and limited stock appreciation rights) as were applicable under such Company Stock Option, the number of shares of Parent Common Stock equal to the product of (1) the number of shares of Common Stock issuable upon exercise of such Company Stock Option and (2) the Exchange Ratio, at a price per share equal to (1) the exercise price per share for the shares of Common Stock otherwise purchasable pursuant to such Company Stock Option divided by (2) the Exchange Ratio.

     The Merger Agreement also provides that, except as provided therein or as otherwise agreed to by the parties, the Stock Plans and any other plan, program or arrangement providing for the issuance or grant of any other interest in respect of the capital stock of the Company or any subsidiary will terminate as of the Effective Time, and the Company will ensure that following the Effective Time no holder of a Company Stock Option nor any participant in any Stock Plan will have any right thereunder to acquire equity securities of the Company or the Surviving Corporation. With respect to the Company Stock Options not cancelled pursuant to clause (a) in the preceding paragraph, Parent will, as of the Effective Time, reserve for issuance a number of shares of Parent Common Stock equal to the number of shares which may become issuable upon exercise of such Company Stock Options, such number not to be reduced except to the extent such options or related stock appreciation rights are exercised, cancelled or terminated pursuant to their terms.

     Representations and Warranties. The Merger Agreement contains various customary representations and warranties of the parties thereto, including representations by the Company as to the Company's (and, subject to certain exceptions, its subsidiaries') jurisdiction of organization and qualification, capitalization, power and authority to enter into and consummate the transactions pursuant to the Merger Agreement, absence of conflicts between organizational documents, laws and agreements and the transactions pursuant to the Merger Agreement, governmental consents in connection with the transactions pursuant to the Merger

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

Agreement, permits, filings with the Commission, financial statements, absence of certain changes since June 30, 1998 (including the absence of any material adverse effect with respect to the Company), litigation, employee benefit plans, tax matters, environmental matters, "Y2K" compliance and intellectual property matters.

     The Merger Agreement includes representations and warranties of Parent and Purchaser concerning Parent's (and subject to certain exceptions, its subsidiaries') and Purchaser's jurisdiction of organization and qualification, capitalization, power and authority to enter into and consummate the transaction pursuant to the Merger Agreement, absence of conflicts between organizational documents, laws and agreements and the transactions pursuant to the Merger Agreement, governmental consents in connection with the transactions pursuant to the Merger Agreement, permits, filings with the Commission, financial statements, absence of certain changes since December 31, 1997 (including the absence of any material adverse effect with respect to Parent), litigation, employee benefit plans and environmental matters.

     Agreements of the Company, Parent and Purchaser.

     Conduct of Business of the Company Pending the Merger. In the Merger Agreement, the Company agreed that, during the period from the date thereof to the Effective Time, unless Parent otherwise consents in writing (which consent shall not be unreasonably withheld) or except as permitted by the Merger Agreement, the businesses of the Company and its subsidiaries will be conducted in all material respects only in the ordinary course of business and in substantially the same manner as previously conducted. The Company agreed that (subject to certain exceptions), between the date of the Merger Agreement and the Effective Time, neither the Company nor any of its subsidiaries would, directly or indirectly do, or commit to do, any of the following without the prior written consent of Parent, which consent may not be unreasonably withheld:

          (a) amend or otherwise change its Articles of Incorporation or By-Laws of the Company or the equivalent organizational documents or the agreement;

          (b) issue, deliver, sell, pledge, dispose of or encumber, or authorize or commit to the issuance, sale, pledge, disposition or encumbrance of, (i) any shares of capital stock of any class, any Company voting debt or any options, warrants, convertible securities or other rights of any kind to acquire any shares of capital stock, or any Company voting debt or any other ownership interest of the Company or any of its subsidiaries (except for the issuance of Shares (and the related Rights) required to be issued pursuant to the terms of Company Stock Options outstanding as of January 31, 1999) or (ii) any assets of the Company or any of its subsidiaries that are, individually or in the aggregate, material to the business of the Company and its subsidiaries, taken as a whole, except for sales of products in the ordinary course of business and in a manner consistent with past practice;

          (c) declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock (other than (i) regular quarterly dividends with usual record and payment dates for dividends consistent with past practice (unless otherwise required by the Merger Agreement), in an amount not to exceed $.13 per share, (ii) dividends by wholly owned subsidiaries of the Company; and (iii) dividends required to be paid pursuant to the terms of organizational documents of non-wholly owned subsidiaries in effect on the date of the Merger Agreement;

          (d) reclassify, combine, split, subdivide or redeem, purchase or otherwise acquire, directly or indirectly, any of its capital stock or any securities convertible into or exercisable for any shares of its capital stock, other than pursuant to Company Stock Options and Stock Plans in accordance with their terms as in effect on the date of the Merger Agreement;

          (e) (i) acquire (by merger, consolidation, or acquisition of stock or assets) any corporation, partnership or other business organization or division thereof; (ii) incur any indebtedness for borrowed money other than short-term borrowings under the Company's existing credit facilities or issue any debt securities or, other than in the ordinary course of business and in amounts that are not material, assume, guarantee or endorse, or otherwise as an accommodation become responsible for, the obligations of any person, or make any loans or advances (other than loans or advances to employees of the Company and its subsidiaries in the ordinary course of business consistent with past practice or guarantees of obligations of subsidiaries) or make any capital contributions to, or investments in, any other person, other than in the ordinary course of business and in amounts that are not material; (iii) enter into any material contract or agreement other than in the ordinary course of business consistent with past practice; or (iv) authorize any single capital expenditure which is in excess of $10 million or capital expenditures which are, in the aggregate, in excess of $50 million for the Company and its subsidiaries taken as a whole (except to the extent such expenditures were disclosed to Parent in the Company's budget as of the date of the Merger Agreement);

          (f) except to the extent required under existing employee and director benefit plans, agreements or arrangements as in effect on the date of the Merger Agreement and except for renewals in the ordinary course, increase the compensation or fringe benefits of any of its directors, officers or employees, except for increases in salary or wages or, in connection with a promotion or change in position granted in the ordinary course, benefits received by employees of the Company or its subsidiaries who are not one of the 50 officers of the Company with the highest base salary in the ordinary course of business in accordance with past practice, or grant any severance or termination pay not currently required to be paid under existing severance plans or contracts other than in the ordinary course of business consistent with past practice to, or enter into any employment, consulting or severance agreement or arrangement with any present or former director, officer or other employee of the Company or any of its subsidiaries (other than an agreement with an employee who is not one of the 50 officers of the Company with the highest base salary), or, except as is required by law, establish, adopt, enter into or amend or terminate any collective bargaining agreement, Company Plan (as defined in the Merger Agreement) or employee benefit arrangement that would have been Company Plans if they were in effect as of the date of the Merger Agreement, including, but not limited to, bonus, profit sharing, thrift, compensation, stock option, restricted stock, pension, retirement, deferred compensation, employment, termination, severance or other plan, agreement, trust, fund, policy or arrangement for the benefit of any directors, officers or employees;

          (g) except as may be required as a result of a change in law or in generally accepted accounting principles, change any of the accounting practices or principles used by it;

          (h) except as may be required by law, make any material tax election, make or change any method of accounting with respect to taxes, file any amended tax returns that may have a material adverse effect on the tax position of the Company or any of its subsidiaries or settle or compromise any material federal, state, local or foreign tax liability;

          (i) settle or compromise any pending or threatened suit, action or claim which is material to the Company or any of its subsidiaries, taken as a whole, or which relates to the transactions contemplated by the Merger Agreement;

          (j) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or any of its subsidiaries not constituting an inactive subsidiary (other than the Merger);

          (k) pay, discharge or satisfy any material claims, liabilities or obligations, other than the payment, discharge or satisfaction (i) in the ordinary course of business and consistent with past practice or in accordance with their terms, of liabilities reflected or reserved against in the financial statements of the Company, (ii) of liabilities incurred in the ordinary course of business and consistent with past practice and (iii) of liabilities required to be paid, discharged or satisfied;

          (l) enter into any "non-compete" or similar agreement; or

          (m) propose to do or agree to do any of the foregoing or propose to take any action which would make any of the representations or warranties of the Company contained in the Merger Agreement untrue and incorrect as of the date when made if such action had then been taken, or would result in any Offer Conditions not being satisfied.

     Conduct of Business of Parent Pending the Merger. In the Merger Agreement, Parent agrees that, during the period from the date of the Merger Agreement to the Effective Time Parent will use its reasonable best efforts to preserve substantially intact its and its subsidiaries' current business organizations, keep available the services of present officers and key employees and preserve the present relationships of Parent and its subsidiaries to the end that their goodwill and ongoing businesses shall be materially unimpaired at the Effective Time. In the Merger Agreement, Parent agreed that (subject to certain exceptions), between the date of the Merger Agreement and the Effective Time, neither Parent nor any of its subsidiaries would directly or indirectly do, or commit to do, any of the following without the prior written consent of the Company, which consent may not be unreasonably withheld:

          (a) amend or otherwise change its Certificate of Incorporation or By-Laws (other than the Charter Amendment(as defined below under "Meetings"));

          (b) in the case of Parent only, declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock (other than regular quarterly dividends with usual record and payment dates consistent with past practice (unless otherwise required by the Merger Agreement), in an amount not to exceed $.18 per share);

          (c) in the case of Parent only, adopt a plan of complete or partial liquidation or dissolution;

          (d) in the case of Parent only, deliver, sell, dispose of, or authorize or commit to the issuance, sale or disposition of any shares of capital stock of any class, any voting debt of Parent or any options, warrants, convertible securities or other rights of any kind to acquire any shares of capital stock, or any voting debt of Parent (except for the issuance of options in the ordinary course consistent with past practice and except for issuances in connection with acquisitions or mergers permitted by the Merger Agreement);

          (e) in the case of Parent only, redeem, purchase or otherwise acquire, directly or indirectly, any capital stock of Parent, other than pursuant to options and benefit plans;

          (f) acquire (by merger, consolidation or acquisition of stock or assets) any corporation, partnership or other business organization or division thereof if (i) the aggregate consideration is in excess of $500 million for any individual transaction and $750 million for all such transactions or (ii) such acquisition would be reasonably likely to prevent or materially delay the Offer or the Merger; or

          (g) propose to do or agree to do any of the foregoing or any action which would be reasonably likely to prevent or materially delay the Offer or the Merger or make any of the representations or warranties of Parent or Purchaser contained in the Merger Agreement untrue and incorrect as of the date when made if such action had then been taken.

     Coordination of Dividends. The Company and Parent agreed in the Merger Agreement to coordinate with each other the declaration and payment of dividends in respect of the Shares and the Parent Common Stock and the record dates and the payment dates relating thereto, so that holders of Shares not receive two dividends, or fail to receive one dividend, for any single calendar quarter with respect to their Shares and/or shares of Parent Common Stock any such holder receives in exchange therefor pursuant to the Merger.

     Meetings. The Company agreed in the Merger Agreement that, acting through its Board of Directors, it will call and hold a meeting of its shareholders as soon as practicable following consummation of the Offer for the purpose of considering and taking action on the Merger Agreement and the transactions contemplated thereby (the "Company Shareholders Meeting") and except to the extent otherwise required by the fiduciary duties of the Board of Directors of the Company under applicable law, (i) include in the joint proxy statement to be filed in connection with the Company Shareholders Meeting and the Parent Stockholders Meeting referred to below (the "Proxy Statement") the unanimous recommendation of the Board of Directors that the shareholders of the Company vote in favor of the approval of the Merger Agreement and the transactions contemplated thereby and (ii) use its reasonable best efforts to obtain the necessary approval of the Merger Agreement and the transactions contemplated thereby by its shareholders. In the Merger Agreement, the Company represented that the approval of the Merger Agreement by the holders of a majority of all votes entitled to be cast by the Common Stock (the "Company Shareholder Approval") is the only vote of the shareholders of the Company necessary to authorize the Merger Agreement. Parent has agreed to cause Purchaser to, and Purchaser shall vote all shares of Common Stock acquired by Purchaser pursuant to the Offer or otherwise owned by Parent or Purchaser (the "Tendered Shares") in favor of the approval of the Merger Agreement at the Company Shareholders Meeting or any adjournment thereof. In addition, between the date of consummation of the Offer and the date of the Company Shareholders Meeting, Parent and Purchaser have agreed that neither shall sell, transfer, dispose of or encumber in any manner or otherwise subject to any voting or other agreement with any third party any of the Tendered Shares or any voting rights with respect thereto.

     Parent agreed in the Merger Agreement that, acting through its Board of Directors, it will call and hold a meeting (the "Parent Stockholders Meeting") of its stockholders as soon as practicable following the consummation of the Offer for the purpose of considering and taking action on the issuance of the shares of Parent Common Stock and the Charter Amendment (as defined below) and
(i) include in the Proxy Statement relating thereto the recommendation of the Board of Directors that the stockholders of Parent vote in favor of the approval of the issuance of the shares of Parent Common Stock and the Charter Amendment and the written opinion of Wasserstein Perella & Co., Inc. to the effect that, as of the date of such opinion, the consideration to be paid by Parent to the holders of shares of the Company Common Stock in the Offer and the Merger is fair to Parent from a financial point of view and (ii) use its reasonable best efforts to obtain the necessary approval of the issuance of the shares of Parent Common Stock and the Charter Amendment by its stockholders. In the Merger Agreement, Parent represented that (where the Cash Alternative Structure is not required to be effected), (i) the issuance of the shares of Parent Common Stock in the Merger pursuant to the Merger Agreement requires the approval of a majority of the votes cast at a meeting at which there is a quorum by the holders of the Parent Common Stock and the convertible preferred stock of Parent, voting together and not as separate classes and (ii) the amendment to the Certificate of Incorporation of Parent to increase the number of authorized shares of Parent Common Stock to 400 million (the "Charter Amendment") requires the approval of the holders of a majority of the outstanding shares of (A) Parent Common Stock, voting as a class, and (B) Parent Common Stock and such convertible preferred stock, voting together and not as separate classes (collectively, the "Parent Stockholder Approval").

     Parent and the Company agreed in the Merger Agreement to use their reasonable best efforts to hold the Company Shareholders Meeting and the Parent Stockholders Meeting on the same day. Parent agreed in the Merger Agreement to use its reasonable best efforts, subject to compliance with the applicable rules and regulations under the Exchange Act governing the solicitation of proxies, to cooperate with the Company in obtaining the agreement of the record holders of the shares of Parent Common Stock owned by the Haas Family Stockholders to enter into a voting agreement with the Company substantially in the form provided by the Company to Parent prior to the date of the Merger Agreement. In addition, as soon as practicable following the date of the Merger Agreement, the Company and Parent agreed to prepare and file with the Commission under the Exchange Act and the rules and regulations promulgated thereunder the Proxy Statement and Parent shall prepare and file with the Commission a registration statement on Form S-4 with respect to the issuance of Parent Common Stock (the "Registration Statement"), in which the Proxy Statement will be included as a prospectus. Each of the Company and Parent agreed to use its reasonable best efforts to have the Registration Statement declared effective under the Securities Act as promptly as practicable after such filing.

     Company Board Representation. Promptly upon the purchase by Purchaser of Shares pursuant to the Offer and, from time to time thereafter, subject to the terms of the Merger Agreement, Purchaser will be entitled by the terms thereof to designate up to such number of directors (the "Parent Designees"), rounded up to the next whole number, on the Board of Directors of the Company as will give Purchaser representation on the Board of Directors equal to the product of the total number of directors on such Board (giving effect to the directors elected as described in this sentence) multiplied by the percentage that the aggregate number of Shares beneficially owned by Purchaser or any affiliate of Purchaser bears to the total number of Shares then outstanding, and the Company has agreed, at such time, promptly to take all action necessary to cause the Parent Designees to be so elected, including either increasing the size of the Board of Directors or securing the resignations of incumbent directors or both. Following the appointment of the Parent Designees as described in the previous sentence and prior to the Effective Time, the Merger Agreement provides that the Board of Directors of the Company will form a committee of the Board comprised solely of directors who are not Parent Designees (the "Continuing Director Committee"), which committee will be delegated sole responsibility for the following matters: (i) any amendment, or waiver, of any term or condition of the Merger Agreement or the Articles of Incorporation or By-Laws of the Company; (ii) any termination of the Merger Agreement by the Company; (iii) any extension by the Company of the time for performance of any of the obligations or other acts of Purchaser or Parent under the Merger Agreement; (iv) any waiver, assertion or enforcement of the Company's rights under the Merger Agreement; (v) any other consent, agreement or action by the Company or the Company's Board of Directors with respect to the Merger Agreement; (vi) the declaration of quarterly dividends in an amount not to exceed $.13 per share of Company Common Stock; and (vii) permitted changes in the composition, compensation or benefits of the senior management of the Company and its operating divisions.

     No Solicitation of Transactions. Pursuant to the Merger Agreement, the Company, its affiliates and their respective officers, directors, employees, representatives and agents agreed immediately to cease any existing discussions or negotiations, if any, with any parties conducted prior to the date thereof with respect to any Business Combination Proposal (as defined below). Prior to the purchase of Shares pursuant to the Offer, the Merger Agreement provides that the Company may, directly or indirectly, furnish information and access, in each case only in response to a request for such information or access to any person made after the date thereof which was not encouraged, solicited or initiated by the Company or any of its affiliates or any of its or their respective officers, directors, employees, representatives or agents after the date hereof, pursuant to appropriate confidentiality agreements containing terms substantially similar to those contained in the confidentiality agreement between the Company and Parent dated November 24, 1998, and may participate in discussions and negotiate with such person concerning any Business Combination Proposal, if, and only to the extent that, (i) such person has submitted a written Business Combination Proposal to the Company Board relating to any such transaction, (ii) the Company Board, after consultation with its independent financial advisers, determines in good faith that (x) the person making such Business Combination Proposal is reasonably capable of completing such Business Combination Proposal, taking into account the legal, financial, regulatory and other aspects of such Business Combination Proposal and the person making such Business Combination Proposal and (y) such Business Combination Proposal would reasonably be expected to be a Superior Proposal (as defined below) and (iii) the Company Board determines in good faith, based upon the advice of outside counsel to the Company, that, assuming such Business Combination Proposal is a Superior Proposal, failure to take such action would violate its fiduciary duties under applicable law. The Company Board of Directors of the Company has agreed to notify Parent promptly (but in any event within 24 hours) if any such proposal is made and shall in such notice indicate in reasonable detail the identity of the offeror and the material terms and conditions of any proposal and shall keep Parent promptly advised of the status and material terms of any such inquiry, offer or proposal. Except as described in this paragraph, the Company and its affiliates have agreed pursuant to the Merger Agreement to use their reasonable best efforts to cause their respective officers, directors, employees, representatives or agents not to, directly or indirectly, encourage, solicit, participate in or initiate discussions or negotiations with, or provide any information to, any corporation, partnership, person or other entity or group (other than Parent and Purchaser, any affiliate or associate of Parent and Purchaser or any designees of Parent or Purchaser) concerning any Business Combination Proposal; provided, however, that nothing therein would prevent the Company Board from taking, and disclosing to the Company's shareholders, a position contemplated by Rules 14d-9 and 14e-2 promulgated under the Exchange Act with regard to any tender offer or from making any disclosure ("Required Disclosure") to its shareholders if the Company Board shall conclude in good faith that such disclosure is required under applicable law; provided, further, that the Company Board will not recommend that the shareholders of the Company tender their shares of Common Stock in connection with any such tender offer unless the Company Board has determined in good faith, based upon the advice of outside counsel to the Company, that failing to take such action would constitute a breach of the Company Board's fiduciary duty under applicable law. The Company agreed, pursuant to the Merger Agreement not to release any third party from, or waive any provisions of, any confidentiality or standstill agreement to which the Company is a party, unless the Board shall have determined in good faith, based upon the advice of outside counsel, that failing to release such third party or waive such provisions would constitute a breach of the Company Board's fiduciary duty under applicable law. A "Business Combination Proposal" means any tender or exchange offer, proposal for a merger, consolidation or other business combination involving the Company or any of its material subsidiaries, or any proposal or offer (in each case, whether or not in writing and whether or not delivered to the stockholders of a party generally) to acquire in any manner, directly or indirectly, a substantial equity interest in or a substantial portion of the assets of the Company or any of its material subsidiaries, other than pursuant to the transactions contemplated by the Merger Agreement. A "Superior Proposal" is a Business Combination proposal that involves payment of consideration to the Company's shareholders and other terms and conditions that, taken as a whole, are superior to the Offer and the Merger.

     Employee Benefits Matters. On and after the Effective Time, the Merger Agreement provides that Parent will cause the Surviving Corporation and its subsidiaries to promptly pay or provide when due all compensation and benefits as provided pursuant to the terms of, and to honor in accordance with their currently existing terms (except to the extent amended or terminated in accordance with such terms), all compensation arrangements, employment agreements and employee or director benefit plans, programs and policies in existence as of the date thereof for all employees (and former employees) and directors (and former directors) of the Company and its subsidiaries. Parent agreed in the Merger Agreement to cause the Surviving Corporation, for the period commencing at the Effective Time and ending on December 31, 2000, to provide employee benefits under plans, programs and arrangements which, in the aggregate, will provide benefits to the employees of the Surviving Corporation and its subsidiaries (other than employees covered by a collective bargaining agreement) which are no less favorable in the aggregate than those provided pursuant to the plans, programs and arrangements (other than those related to the equity securities of the Company) of the Company and its subsidiaries in effect on the date of the Merger Agreement.

     Directors' and Officers' Indemnification and Insurance. The Merger Agreement provides that the Articles of Incorporation of the Surviving Corporation will contain provisions no less favorable with respect to indemnification than are set forth in the Articles of Incorporation of the Company, which provisions will not be amended, repealed or otherwise modified for a period of six years from the Effective Time in any manner that would adversely affect the rights thereunder of individuals who at the Effective Time were directors, officers or employees of the Company. Parent agreed (subject to certain limitations) in the Merger Agreement to cause to be maintained in effect for six years from the Effective Time the current policies (or appropriate substitute policies) of the directors' and officers' liability insurance maintained by the Company with respect to matters or events occurring prior to the Effective Time to the extent available; provided, however, that in no event shall Parent or the Company be required to expend more than an amount per year equal to 200% of current annual premiums paid by the Company . In addition, Parent agreed in the Merger Agreement, for six years after the Effective Time, that it will or will cause the Surviving Corporation to indemnify and hold harmless each present and former director and officer of the Company, determined as of the Effective Time (the "Indemnified Parties"), against any costs or expenses incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to matters relating to their duties or actions in their capacity as officers and directors and existing or occurring at or prior to the Effective Time to the fullest extent permitted under applicable law.

     Certain Other Actions. The Merger Agreement provides that, upon the terms and subject to the conditions thereof, each of the parties thereto will use its reasonable best efforts to take, or cause to be taken, all appropriate action, and to do or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by the Merger Agreement as soon as practicable, including but not limited to (i) cooperating in the preparation and filing of the Offer Documents, the Proxy Statement, the Registration Statement, any required filings under the HSR Act or other foreign filings and any amendments to any thereof; (ii) promptly making all required regulatory filings and applications including without limitation, responding promptly to requests for further information, to obtain all licenses, permits, consents, approvals, authorizations, qualifications and orders of governmental authorities and parties to contracts with the Company and its subsidiaries as are necessary for the consummation of the transactions contemplated by the Merger Agreement and to fulfill the conditions to the

Offer and the Merger; (iii) avoiding the entry of, or having vacated or terminated, any decree, order, or judgment that would restrain, prevent, or delay the consummation of the Offer or the Merger, including but not limited to defending through litigation on the merits any claim asserted in any court by an party; and (iv) taking any and all reasonable steps necessary to avoid or eliminate each and every impediment under any antitrust, competition, or trade regulation law that is asserted by any governmental entity with respect to the Offer or the Merger so as to enable the consummation of the Offer or the Merger to occur as expeditiously as possible, including but not limited to, proposing, negotiating, committing to and effecting, by consent decree, hold separate order or otherwise, the sale, divestiture or disposition of such assets or businesses of the Parent or the Company or any of their respective subsidiaries, (or otherwise taking or committing to take any action that limits, in any material respect, the freedom of action with respect to, or its ability to retain, any of the businesses, product lines, or assets of Parent, the Company or their respective subsidiaries) as may be required in order to avoid the entry of, or to effect the dissolution of, any injunction, temporary restraining order, or other order in any suit or proceeding, which would otherwise have the effect of preventing or delaying the consummation of the Offer or the Merger; provided, however, that Parent will not be required to agree to any hold separate order, sale, divestiture, or disposition of assets or businesses of Parent or the Company which account, in the aggregate, for more than $160 million in sales of Parent or the Company, as the case may be, in the most recently completed fiscal year. At the request of Parent, the Company will be required to agree to divest, hold separate or otherwise take or commit to take any action that limits its freedom of action with respect to, or its ability to retain, any of the businesses, product lines or assets of the Company or any of its subsidiaries, provided that any such action may be conditioned upon the consummation of the Merger. Notwithstanding anything to the contrary contained in the Merger Agreement, in connection with any filing or submission required or action to be taken by Parent, the Company, or any of their respective subsidiaries to consummate the Offer and the Merger or other transactions contemplated in the Merger Agreement, the Company shall not, without Parent's prior written consent, recommend, suggest, or commit to any sale, divestiture or disposition of assets or businesses of the Company or its subsidiaries. In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of the Merger Agreement, the proper officers and directors of each party to the Merger Agreement shall use their reasonable best efforts to take all such necessary action.

     Parent Board of Directors. Effective at the Effective Time, Parent agreed in the Merger Agreement to increase the size of its Board of Directors by adding three directorships and to elect Mr. S. Jay Stewart and two other current directors of the Company to be mutually agreed by the Company and Parent.

     Conditions to the Merger.

     Conditions to Obligation of Each Party to Effect the Merger. The respective obligations of each party to effect the Merger are, pursuant to the Merger Agreement, subject to the satisfaction at or prior to the Effective Time of the following conditions: (i) the Company Shareholder Approval having been obtained; (ii) except if the Cash Alternative Structure is required, the Parent Stockholder Approval having been obtained; (iii) no statute, rule, regulation, executive order, decree, ruling, injunction or other order (whether temporary, preliminary or permanent) having been enacted, entered, promulgated or enforced by any United States, foreign, federal or state court or governmental authority and being in effect which prohibits, restrains, enjoins or restricts the consummation of the Merger; (iv) unless Purchaser has terminated the Offer without terminating the Merger Agreement, Purchaser having purchased Shares pursuant to the Offer; (v) the Parent Common Stock to be issued in the Merger and such other shares to be reserved for issuance in connection with the Merger having been approved for listing on the NYSE, subject to official notice of issuance and (vi) the Registration Statement having been declared effective by the Commission under the Securities Act of 1933, as amended (the "Securities Act"), no stop order suspending the effectiveness of the Registration Statement shall having been issued by the Commission and no proceedings for that purpose initiated or threatened by the Commission.

     Additional Conditions to Obligation of Parent and Purchaser to Effect the Merger. If the Offer is terminated and the Merger Agreement has not been terminated, then the obligations of Parent and Purchaser to consummate the Merger are also subject, pursuant to the terms of the Merger Agreement, to the satisfaction at or prior to the Effective Time of the following conditions: (i) the representations and warranties of the Company set forth in the Merger Agreement that are qualified as to material adverse effect being true and correct immediately prior to the Effective Time (except to the extent such representations and warranties shall have been made as of an earlier date, in which case such representations and warranties being so true and correct as of such earlier date) with the same force and effect as if then made; (ii) the representations and warranties of the Company set forth in the Merger Agreement that are not qualified as to material adverse effect (as defined in the Merger Agreement) being true and correct in all material respects immediately prior to the Effective Time (except to the extent such representations and warranties shall have been made as of an earlier date, in which case such representations and warranties being true and correct in all material respects as of such earlier date) with the same force and effect as if then made; (iii) the Company having performed and complied in all material respects with all agreements and covenants required to be performed or complied with by it on or before the Effective Time; (iv) there not having been instituted and continuing or pending any suit, action or proceeding brought by any U.S. governmental authority before any federal or state court with respect to the transactions contemplated by the Merger Agreement which would reasonably be expected to have the effect of making illegal or otherwise restraining or prohibiting the Merger; (v) All waiting periods under the HSR Act having expired or having been terminated and the EU Approval having been received; (vi) any applicable waiting periods applicable to the Merger under any laws or regulations of any foreign jurisdiction in which either the Company or Parent (directly or through subsidiaries, in each case) has material assets or conducts material operations, having expired or been terminated, and all regulatory approvals applicable to the Merger having been obtained, other than such waiting periods and approvals the failure of which to be satisfied or obtained would not have a material adverse effect on the Company or Parent.

     Additional Conditions to Obligation of the Company to Effect the Merger. If the Offer is terminated but the Merger Agreement has not been terminated, then the obligations of the Company to consummate the Merger shall also be subject to the satisfaction at or prior to the Effective Time of the following conditions: (i) the representations and warranties of Parent and Purchaser set forth in the Merger Agreement that are qualified as to material adverse effect being true and correct immediately prior to the Effective Time (except to the extent such representations and warranties were made as of an earlier date, in which case such representations and warranties having been so true and correct as of such earlier date) with the same force and effect as if then made and (ii) the representations and warranties of Parent and Purchaser set forth in the Merger Agreement that are not qualified as to material adverse effect being true and correct in all material respects immediately prior to the Effective Time (except to the extent such representations and warranties were made as of an earlier date, in which case such representations and warranties having been true and correct as of such earlier date) with the same force and effect as if then made; (iii) Parent and Purchaser having performed and complied in all material respects with all agreements and covenants required to be performed or complied with by them on or before the Effective Time; (iv) all waiting periods under the HSR Act having expired or been terminated and the EU Approval having been received; and (v) any applicable waiting periods applicable to the Merger under any laws or regulations of any foreign jurisdiction in which either the Company or Parent (directly or through subsidiaries, in each case) has material assets or conducts material operations, having expired or been terminated, and all regulatory approvals applicable to the Merger having been obtained, other than such waiting periods and approvals the failure of which to be satisfied or obtained would not have a material adverse effect on Parent after the Merger.

     Termination. The Merger Agreement may be terminated pursuant to its terms and the Offer and Merger contemplated thereby may be abandoned at any time prior to the Effective Time, notwithstanding approval hereof by the shareholders of the Company or the stockholders of Parent:

          (i) by mutual written consent of Parent, Purchaser and the Company;

          (ii) by Parent or the Company if any court of competent jurisdiction or other governmental body located or having jurisdiction within the United States or any country or economic region in which either the Company or Parent, directly or indirectly, has material assets or operations, shall have issued a final order, injunction, decree, judgment or ruling or taken any other final action restraining, enjoining or otherwise prohibiting the Offer or the Merger and such order, injunction, decree, judgment, ruling or other action is or becomes final and nonappealable;

          (iii) unless the Offer has been consummated, by the Company if (a) there has been a breach of any representation or warranty on the part of Parent or Purchaser contained in the Merger Agreement which would have a material adverse effect with respect to Parent, (b) there has been a breach of any covenant or agreement on the part of Parent or the Purchaser contained in the Merger Agreement which would have a material adverse effect with respect to Parent or which materially adversely affects the consummation of the Offer (unless the Offer has been terminated but the Merger Agreement has not been terminated) or the Merger, and which, in the case of clauses (a) and (b), has not been cured prior to the 20th business day following notice of such breach, (c) the Merger has not been consummated on or prior to November 30, 1999 (unless such failure is caused by or results from the failure of any representation or warranty of the Company to be true and correct in any material respect or the failure of the Company to perform in any material respect any of its covenants or agreements contained in the Merger Agreement) or (d) any person has made a bona fide written offer to acquire the Company which was not solicited after the date of the Merger Agreement (1) that the Board of Directors of the Company determines in its good faith judgment is a Superior Proposal and (2) as a result of which the Board of Directors determines in good faith, based upon the advice of outside counsel, that failure to take such action would violate its fiduciary duties under applicable law; provided, however, that not less than two business days prior to such termination, the Merger Agreement provides that Company must notify Parent of its intention to terminate the Merger Agreement pursuant to the provision described in this clause and must cause its respective financial and legal advisers to negotiate during such two-day period with Parent to make such adjustments in the terms and conditions of the Merger Agreement as would enable the Company to proceed with the transactions contemplated therein on such adjusted terms, and notwithstanding such negotiations and adjustments, the Board concludes, in its good faith judgment, that the transactions contemplated in the Merger Agreement on such terms as adjusted, are not at least as favorable to the shareholders of the Company as such offer; provided, further, that such termination under this clause will not be effective until the Company has made payment of the termination fee described below;

          (iv) unless the Offer has been consummated, by Parent if (a) there has been a breach of any representation or warranty on the part of the Company contained in the Merger Agreement which would have a material adverse effect with respect to the Company, (b) there has been a breach of any covenant or agreement on the part of the Company contained in the Merger Agreement which would have a material adverse effect on the Company or which materially adversely affects the consummation of the Offer (unless the Offer has been terminated and the Merger Agreement has not been terminated) or the Merger, and which, in the case of clauses (a) and (b), shall not have been cured prior to the 20th business day following notice of such breach or (c) the Board of Directors of the Company has withdrawn or modified in a manner adverse to Purchaser its approval or recommendation of the Offer, the Merger Agreement or the Merger, has recommended another Business Combination Proposal or has failed to publicly affirm its approval or recommendation of the Offer, the Merger Agreement and the Merger within 15 days of Parent's request, which request may only be made with respect to any Business Combination Proposal on a single occasion, after any Business Combination Proposal has been disclosed to the Company's shareholders generally, or shall have resolved to effect any of the foregoing;

          (v) if the Offer has been terminated (but the Merger Agreement has not been terminated) by Parent if the Merger has not been consummated on or prior to November 30, 1999 (unless such failure is caused by or results from the failure of any representation or warranty of Parent to be true and correct in any material respect or the failure of Parent to perform in any material respect any of its covenants or agreements contained in the Merger Agreement);

          (vi) unless the Offer shall have been consummated, by Parent or the Company if the Company Shareholder Approval shall not have been obtained upon a vote held at the Company Shareholders Meeting (or any adjournment thereof); or

          (vii) unless the Offer has been consummated or the Cash Alternative Structure is required to be effected, by Parent or the Company if the Parent Stockholder Approval has not been obtained upon a vote held at the Parent Stockholders Meeting (or any adjournment thereof).

     Breakup Fees.  If:

          (i) (x) Parent or the Company terminates the Merger Agreement pursuant to clause (vi) above, (y) on or prior to the date of the Company Stockholders Meeting any person (including the Company but not including Parent or Purchaser) has made a public announcement with respect to a Third Party Acquisition (as defined below) that contemplates a direct or indirect consideration (or implicit valuation) for Shares (including the value of any stub equity) in excess of the Merger Consideration and (z) within 12 months following such termination, the Company, directly or indirectly, enters into an agreement with respect to a Third Party Acquisition, or a Third Party Acquisition occurs;

          (ii) (x) the Company terminates the Merger Agreement pursuant to clause (iii)(c) above at a time when Parent would have been permitted to terminate the Merger Agreement pursuant to clause (iv)(b) above as a result of a willful or bad faith breach of any covenant or agreement contained in the Merger Agreement, (y) prior to such termination, any person (not including Parent or Purchaser) has disclosed publicly or to the Company a Third Party Acquisition that contemplates a direct or indirect consideration (implicit valuation) for Shares (including the value of any stub equity) in excess of the Merger Consideration and (z) within 12 months following such termination, the Company directly or indirectly, enters into an agreement with respect to a Third Party Acquisition, or a Third Party Acquisition occurs; or

          (iii) (x) the Company terminates the Merger Agreement pursuant to clause (iii)(d) above or (y) the Company terminates the Merger Agreement pursuant to clause (iii)(c) above and at such time Parent would have been permitted to terminate the Merger Agreement under clause (iv)(c) above or
     (z) Parent terminates the Merger Agreement pursuant to clause (iv)(c) above;

then the Company shall pay to Parent a fee, in cash, of $140 million.

     If Parent or the Company terminates the Merger Agreement pursuant to clause
(vii) above, (y) on or prior to the date of the Parent Stockholders Meeting any person (including Parent but not including the Company) has made a public announcement with respect to a Parent Third Party Acquisition (as defined below) that directly or indirectly contemplates (or by its terms would require) the rejection by the stockholders of Parent of the Parent Stockholder Approval contemplated by the Merger Agreement, and (z) within 12 months following such termination, Parent, directly or indirectly, enters into an agreement with respect to a Parent Third Party Acquisition, or a Parent Third Party Acquisition occurs, then Parent shall pay to the Company a fee, in cash, of $140 million.

     "Third Party Acquisition" means the occurrence of any of the following events: (i) the acquisition of the Company by merger, tender offer or otherwise by any person or group of persons acting in concert other than Parent, Purchaser or any affiliate thereof (a "Third Party"); (ii) the acquisition by a Third Party of 50.0% or more of the assets of the Company and its subsidiaries, taken as a whole, in one transaction or a related series of transactions; (iii) the acquisition by a Third Party of beneficial ownership of 35.0% or more of the outstanding Shares in one transaction or a related series of transactions; or
(iv) the adoption by the Company of a plan of liquidation. "Parent Third Party Acquisition" means (i) the acquisition of Parent by merger, tender offer or otherwise by any person or group of persons acting in concert other than the Company or any affiliate thereof (a "Parent Third Party"); (ii) the acquisition by a Parent Third Party of 50.0% or more of the assets of Parent and its subsidiaries, taken as a whole, in one transaction or a related series of transactions; or (iii) the acquisition by a Parent Third Party of beneficial ownership of 35.0% or more of the outstanding shares of Parent Common Stock in one transaction or a related series of transactions unless immediately following such acquisition, the Haas Family Stockholders beneficially owns a greater percentage of the outstanding shares of Parent Common Stock than such Parent Third Party.

     (ii)Arrangements Between the Company, Rohm and Haas and Certain Directors and Executive Officers of the Company.

     In connection with the execution of the Merger Agreement, S. Jay Stewart, the Chairman and Chief Executive Officer of the Company, has entered into a new employment agreement with Rohm and Haas and the Company (the "Stewart Agreement"), which will replace his existing employment agreement with the

Company (Mr. Stewart's "Current Employment Agreement") effective as of the Effective Time. Also in connection with the execution of the Merger Agreement, William E. Johnston, the President and Chief Operating Officer of the Company, and Christopher K. Julsrud, the Vice President, Human Resources of the Company, have entered into amendments to their respective employment agreements with the Company. These individuals' employment agreements as they existed prior to such agreement and amendments, as well as Mr. Stewart's Current Employment Agreement, are described under the caption "Change of Control Employment Agreements" in the Information Statement on Schedule 14f that is attached to this Statement as Annex B.

     Pursuant to the Stewart Agreement, for a term of one year after the Effective Time of the Merger, Mr. Stewart will serve as a Vice Chairman and a member of the Board of Directors of Rohm and Haas. He will be a full-time employee of Rohm and Haas, will be entitled to participate in all employee benefit plans of Rohm and Haas on the same basis as other senior executives of Rohm and Haas, and will receive during the one-year term of the agreement cash compensation of $1.95 million (which represents the aggregate of his current annual base salary, his target annual bonus under the Company's 1999 fiscal year annual incentive plan, and his target long-term incentive plan award for the award cycle that ends at the end of the Company's 1999 fiscal year). Mr. Stewart's Current Employment Agreement provides for certain severance benefits in the event that Mr. Stewart terminates his employment for "good reason" (as defined in Mr. Stewart's Current Employment Agreement), and consummation of the Offer or approval of the Merger by the Company's shareholders would constitute such "good reason." Pursuant to the Stewart Agreement, if Mr. Stewart's employment with Rohm and Haas is terminated at any time after the Effective Time for any reason, Mr. Stewart will be entitled to receive severance benefits based upon those provided for under his Current Employment Agreement assuming that it would have been extended through its final termination date of September 30, 2003 (which is Mr. Stewart's mandatory retirement date). These severance benefits include $2.185 million in cash (which represents the annualized amount of cash severance, calculated based upon current compensation, to which he would be entitled under his Current Employment Agreement) per year from the date of termination through September 30, 2003 (pro rated for partial years). The severance benefits Mr. Stewart will receive will also include continued welfare and fringe benefits and perquisites for the same period, pension benefits not less than he would have received had he remained employed during this period with compensation not less than his current compensation, and lifetime medical benefits for himself and his spouse not less favorable than those in effect currently for senior executives of the Company who are entitled pursuant to the Company's employment benefit plans to retire with full benefits. Mr. Stewart will also continue (as under his Current Employment Agreement) to be entitled to receive an additional payment to make him whole for any excise tax on "excess parachute payments" for which he may be liable.

     Pursuant to the amendment to Mr. Johnston's employment agreement (the "Johnston Amendment"), Mr. Johnston will be employed by Rohm and Haas after the Merger as a Senior Vice President of Rohm and Haas, a member of Rohm and Haas's Executive Council, and the principal operating officer of Rohm and Haas and the Company in Chicago. Pursuant to Mr. Johnston's employment agreement, the consummation of the Offer or approval of the Merger by the Company's shareholders would each constitute a "change of control" triggering the effectiveness of the employment agreement for a three-year term. Upon consummation of the Merger, Mr. Johnston would have "good reason" (as defined in Mr. Johnston's employment agreement) to terminate his employment by virtue of the change in his position. If he were to terminate his employment under such provision, Mr. Johnston would be entitled to receive certain severance benefits, including an amount in cash equal to three years' compensation (including base salary and annual and long-term bonuses), a pension amount representing the value of additional credits for these additional years, and continued welfare benefits through the end of the term of his employment agreement. The Johnston Amendment provides that, upon consummation of the Merger, Mr. Johnston will receive a lump sum payment in cash equal to the cash severance benefits he would have received under his employment agreement absent the Johnston Amendment. In addition, following the termination of his employment for any reason during the term of his employment agreement, Mr. Johnston will receive the pension and welfare benefits provided for by his employment agreement. If his employment is terminated by Rohm and Haas without "cause" or by Mr. Johnston for "good reason" (as defined in the employment agreement as modified by the Johnston Amendment) during the one-year period following the Effective Time, Mr. Johnston will also receive cash severance pay (computed in the same manner as under his employment agreement) for the balance, if any, of such one-year period. The Johnston Amendment also makes clear that the supplemental executive retirement benefits to which Mr. Johnston is currently entitled will remain applicable after the Merger. See the description of the Supplemental Executive Retirement Program below the caption "Pension Plans" in the Schedule 14f attached to this Statement as Annex B. Mr. Johnston will also continue (as under his employment agreement) to be entitled to receive an additional payment to make him whole for any excise tax on "excess parachute payments" for which he may be liable.

     Under the terms of Mr. Julsrud's employment agreement, like those of the other executives party to similar agreements, if Mr. Julsrud is terminated by the Company during the term of his employment agreement other than for "cause" or if he terminates his employment for "good reason" (each as defined in his employment agreement), then he is entitled to receive (among other severance benefits) three extra years of age and service credit towards his pension benefits and age and service credits through the third anniversary of the change of control towards retiree medical and life benefits under the Company's employee benefit plans. Under the terms of such plans, early retirement, pension benefits, and medical and life benefits are available only for employees who have reached age 55; however, Mr. Julsrud will not reach age 52 until September of 1999. Pursuant to the amendment to Mr. Julsrud's employment agreement, Mr. Julsrud will be deemed to have reached age 55 for the purposes of the above-described severance benefits.

     (iii) Effects of the Offer and the Merger Under Company Stock
Plans. Pursuant to the terms of the Company's stock option plans, upon the first to occur of consummation of the Offer or approval of the Merger Agreement by the shareholders of the Company, all outstanding stock options and shares of restricted stock that are held by executive officers and other employees and that have not previously vested will vest in full.

     Certain options, including certain options held by executive officers, have "limited stock appreciation rights," or "LSARs," associated with them. LSARs are stock appreciation rights exercisable during the 90-day period beginning on the day after the consummation of the Offer or the day after shareholders of the Company approve the Merger Agreement, as applicable. Upon exercise of an LSAR, the related option or portion thereof will be canceled and the holder will receive a cash payment equal to (i) the excess of the "change of control price" (as defined in the next sentence) over the exercise price for the option times
(ii) the number of Shares as to which the LSAR is being exercised. For purposes of the LSARs, the "change of control price" means the higher of the Offer price of $37.125 (or the value of the Merger Consideration, if the Offer is not consummated) and (iii) the highest price at which Shares trade during the 60-day period ending on the day the Offer is consummated (or the day the Morton shareholders approve the Merger Agreement, if the Offer is not consummated).

     Pursuant to the Merger Agreement, any options that remain outstanding as of the Effective Time will be either cashed out or rolled over, as described above in Section 3(b)(i), at the election of the holder of the option. Each option that is to be cashed out will be canceled at the Effective Time in exchange for a cash payment equal to (i) the excess of $37.125 per share over the exercise price for the option times (ii) the number of Shares subject to the option. Each option that is to be rolled over will be converted at the Effective Time into an option to acquire shares of Rohm and Haas Common Stock, with the number of shares and exercise price of the option being adjusted by multiplying the number of Shares for which the option is exercisable by the Exchange Ratio, and dividing the exercise price by the Exchange Ratio. All of the other terms and conditions of the rolled-over option will remain the same (including any LSARs associated therewith).

ITEM 4.  THE SOLICITATION OR RECOMMENDATION

(A) RECOMMENDATION OF THE BOARD OF DIRECTORS

     The Board of Directors of Morton (the "Board" or the "Board of Directors"), at a meeting held on January 31, 1999, determined unanimously that the Offer and the Merger are fair to, and in the best interests of, Morton and its shareholders. At this meeting, the Board unanimously approved the Offer, the Merger Agreement and the Merger, including for purposes of the "interested shareholder" provisions of the Indiana Business Corporation Law and Morton's Articles of Incorporation. YOUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES IN THE OFFER.

(B) BACKGROUND OF THE OFFER, REASONS FOR THE RECOMMENDATION

  Background

     In light of the increasing challenges facing specialty chemicals companies, including intensifying competition from traditional competitors and the emergence of strong European competitors, commoditization of certain product lines resulting in declining profit margins and slowed earnings growth, changes in global economic conditions, particularly in Asia, as well as accelerated acquisition activity and globalization of chemical companies over the last several years, during the summer of 1998 Morton commenced a review of the strategic alternatives available to it. In connection with its review, Morton engaged Goldman, Sachs & Co. ("Goldman Sachs") as its financial advisor to assist the Company in its analysis and consideration of various strategic alternatives. Over the next several months, Morton evaluated a range of strategic alternatives, including the potential divestiture of non-core assets, selected acquisitions to enhance the Company's portfolio of businesses and achieve critical mass in selected business areas, and potential business combination transactions with both larger and smaller chemical industry participants. During this period, Morton and its financial advisor had contacts with various parties to explore on a preliminary basis several of these alternatives. The directors of Morton were periodically updated regarding these contacts.

     For several years, Rohm and Haas had been seeking acquisition candidates that could expand its technological and market base and enhance the value of Rohm and Haas for its stockholders. Rohm and Haas had identified Morton as one of a few acquisition candidates that fit its objectives.

     In October 1998, J. Lawrence Wilson, Rohm and Haas's Chairman and Chief Executive Officer, contacted Mr. Stewart and stated that Rohm and Haas would be interested in exploring a possible business combination transaction with Morton. Mr. Stewart agreed to meet with Mr. Wilson and Rajiv L. Gupta, Rohm and Haas's Vice Chairman designate, on November 11, 1998. At the meeting the executives discussed a possible business combination transaction between the companies and agreed that representatives of Morton's and Rohm and Haas's respective managements would meet as the next step in evaluating such a transaction. On November 24, 1998, the parties executed a confidentiality agreement and began to exchange financial and other information relating to their respective businesses.

     On December 11, 1998, representatives of management of Rohm and Haas and Morton met to discuss the rationale for, and benefits of, a possible business combination, potential transaction structures and preliminary due diligence requirements, and to establish a framework for continuing the discussions between the two companies. Following that meeting, Mr. Wilson contacted Mr. Stewart and indicated that Rohm and Haas would be interested in pursuing a transaction with consideration consisting of 60% cash and 40% Rohm and Haas stock that would value Morton, on a preliminary basis, in excess of $35 per Morton share if Rohm and Haas management concluded that certain levels of cost savings could be achieved. Messrs. Wilson and Stewart agreed that members of senior management of Morton and Rohm and Haas would meet to define in more detail the potential benefits that could be achieved by combining the two companies.

     On January 7, 1999 members of senior management of Morton and Rohm and Haas met to begin quantifying the level of cost savings and other benefits that might be achievable through a combination of the two companies.

     Following this meeting, Rohm and Haas engaged Wasserstein Perella & Co., Inc. ("Wasserstein Perella") as its financial advisor and Simpson Thacher & Bartlett as its legal advisor in connection with a possible transaction between Rohm and Haas and Morton.

     On January 13, 1999, Morton's and Rohm and Haas's respective financial and legal advisors met to discuss potential structuring alternatives for a possible transaction between the two companies as well as the timing and other considerations relevant to the possible alternative transaction structures, in preparation for a meeting between members of senior management of Morton and Rohm and Haas scheduled for the next day. Rohm and Haas's advisors described a "two-step" transaction structure in which Rohm and Haas would purchase 60% of Morton's outstanding shares in a cash tender offer followed by a "back-end" merger in which the remaining Morton shares would be exchanged for Rohm and Haas stock based on a fixed exchange ratio. Morton's advisors stated Morton's preference for a single-step merger structure and discussed certain issues relating to a two-step structure, including protections as to the value of the consideration to be received by Morton's shareholders, the timing of the second-step merger and assurance of completion. The parties' advisors also discussed other aspects of a possible business combination, including the impact on timing of the required regulatory approvals, and whether a tax-free transaction for Morton shareholders could be achieved. Morton's advisors indicated that Morton would seek a commitment from the Haas family and related entities who control approximately 39% of the Rohm and Haas outstanding voting power to support a transaction. Rohm and Haas's advisors also discussed certain transaction protection mechanisms.

     At a meeting on January 14, 1999, Mr. Wilson restated Rohm and Haas's continuing interest in a transaction that would value Morton above a $35 per share price and provide for a combination of 60% cash and 40% stock consideration, but indicated that his management team had not yet been able to conclude that the levels of cost savings necessary to justify such a price could be obtained. At that meeting, representatives from Rohm and Haas's and Morton's senior management continued their review of the companies' respective businesses and explored additional opportunities for potential cost savings that might be achieved through combining the two companies. After consulting with Morton's senior management and its financial and legal advisors later that day, Mr. Stewart informed Mr. Wilson that Morton would require a higher transaction price and discussed Morton's concerns regarding transaction structure and timing. Messrs. Wilson and Stewart agreed to continue their discussions on the financial and other terms of a potential transaction early the following week.

     During the period January 18, through January 21, 1999, Mr. Wilson and Mr. Stewart held several telephone conversations. No specific decisions were reached regarding the proposed transaction, but the parties agreed that representatives of management and the legal and financial advisors of both companies would meet on January 24th.

     On January 24, 1999, members of Morton's and Rohm and Haas's senior management and their financial and legal advisors met to discuss the financial and other terms of a possible business combination transaction between the companies. Rohm and Haas indicated that it would be willing to increase the total consideration to be paid to Morton shareholders to $36 3/8 per Morton share, consisting of 60% cash consideration and 40% stock consideration, with a floating exchange ratio for the stock portion, subject to a collar, provided that the transaction be structured as a cash tender offer followed by a back-end merger. The parties continued to discuss the topics noted above, including transaction structure, timing and conditions of closing, the percentages of cash and stock in the transaction, the terms of a "collar" or similar mechanism to provide some protection to Morton shareholders with respect to the value of the Rohm and Haas stock to be received in the merger, and Rohm and Haas's request for various deal protection provisions. In order to address Morton's requirement that a two-step transaction structure minimize the risks to Morton's shareholders as to timing and value, Rohm and Haas indicated its willingness, in the event that Rohm and Haas stockholder approval was not obtained, to replace a portion of the stock consideration with sufficient cash to complete the transaction without such approval. The parties did not come to an agreement with respect to the financial or other significant terms of the transaction, including price and structure, and agreed to continue the ongoing discussions between the companies' legal and financial advisors and to consider the proposals discussed at the meeting.

     On January 25, 1999, Mr. Wilson contacted Mr. Stewart and described a proposal to increase the transaction value to $37 1/8 per Morton Share, with 67% of Morton's Shares to be acquired for cash in a tender offer. Mr. Wilson proposed providing for a collar mechanism along the lines that Morton had proposed at the meeting on January 24th. Mr. Stewart indicated that he was prepared to pursue discussions of a transaction based on Mr. Wilson's proposal.

     Throughout the remainder of the week of January 25, the parties' legal and financial advisors negotiated the terms and conditions of the proposed merger agreement, and the parties and their advisors also conducted due diligence with respect to the other party.

     On January 28, 1999, the Morton Board met to consider a possible business combination transaction with Rohm and Haas. At the meeting, members of senior management and representatives of Morton's legal and financial advisors reviewed with the Board, among other things, the status of the ongoing discussions between Rohm and Haas and Morton, factors affecting consolidation and profitability in the chemicals industry and management's views on the advisability of pursuing a transaction with Rohm and Haas. Morton's legal and financial advisors also discussed the proposed terms and structure of a business combination with Rohm and Haas. After considering these discussions, the Morton Board agreed that management should pursue further discussions with Rohm and Haas, subject to satisfactory resolution of certain issues related to timing and certainty.

     Teams from Morton and Rohm and Haas, including their respective legal and financial advisors, met on January 29, 1999 to continue the negotiation of the terms of the transaction and the draft merger agreement, including the collar provision. Following these discussions, the parties agreed to base the initial exchange ratio for the stock consideration component on Rohm and Haas's closing price on January 29, with a collar adjustment mechanism at stock prices within a 10% range (on either side) of that closing price.

     Throughout the remainder of the weekend, the parties negotiated the terms of the Merger Agreement, including matters relating to transaction structure, timing of the Offer and Merger, the nature and extent of any termination fees, the conditions for consummation of the transaction and other matters described above. In addition, the parties discussed the terms of the employment agreements to be entered into at the time of execution of the Merger Agreement. See Item 3(b)(i) (Identity and Background -- Arrangements Between the Company, Rohm and Haas and Certain Directors and Executive Officers of the Company).

     On January 31, 1999, the Morton Board met to consider the proposed transaction with Rohm and Haas. Representatives of Morton's senior management and Morton's legal and financial advisors made presentations and reviewed, among other things, the matters set forth below under "Factors Considered by the Board." Morton's legal advisors reviewed with the Board the transaction terms that had been negotiated since the Board meeting on January 28, 1999. Goldman Sachs made a presentation including, among other things, a financial analysis of the proposed transaction with Rohm and Haas and rendered its oral opinion, subsequently confirmed in writing, that as of such date, and based upon and subject to certain matters and assumptions, the Offer consideration and the Merger Consideration to be received by the holders of Shares in the Offer and the Merger, taken as a unitary transaction, are fair from a financial point of view to such holders. Following discussion, the Morton Board unanimously approved the Offer and the Merger and determined to recommend that Morton shareholders accept the Offer, tender their Shares thereunder and approve the Merger Agreement.

     On January 31, 1999, the Rohm and Haas Board of Directors met to consider the proposed transaction with Morton. Representatives of Rohm and Haas's senior management and Rohm and Haas's legal and financial advisors made presentations and reviewed, among other things, the transaction terms that had been negotiated with Morton and the employment arrangements that had been agreed to with Messrs. Stewart and Johnston. Wasserstein Perella made a presentation including, among other things, a financial analysis of the proposed transaction with Morton and rendered its oral opinion, subsequently confirmed in writing, to the effect that, as of such date, subject to the various assumptions and limitations set forth therein, the consideration payable pursuant to the Merger Agreement is fair to Rohm and Haas from a financial point of view. Following discussion, the Rohm and Haas Board of Directors, by a unanimous vote of the directors present, approved and adopted the Merger Agreement and the transactions contemplated thereby and resolved to recommend that stockholders of Rohm and Haas vote in favor of the issuance of Rohm and Haas shares in connection with the Merger and the amendment of Rohm and Haas's Certificate of Incorporation to increase to 400 million the number of authorized Rohm and Haas common shares.

     After the requisite approvals were obtained from the Morton Board and the Rohm and Haas Board, the Merger Agreement was executed on January 31, 1999. The parties issued a joint press release announcing execution of the Merger Agreement before the opening of the NYSE on February 1, 1999.

  Factors Considered by the Board of Directors

     In reaching its recommendations described above in paragraph (a) of this
Item 4, the Morton Board considered a number of factors, including the following:

      1.Morton Operating and Financial Condition. The current and historical financial condition and results of operations of the Company, as well as the prospects and strategic objectives of Morton, including the risks involved in achieving those prospects and objectives.

      2.Rohm and Haas Operating and Financial Condition. The business, operations, financial condition, operating results and prospects of Rohm and Haas, as well as the potential for cost savings and other synergies that could be created by combining the two companies.

      3.Transaction Financial Terms/Premium to Market Price. The relationship of the Offer price and the Merger Consideration to the historical market prices of Company Common Stock. The Offer price and the Merger Consideration, assuming that the price of the Rohm and Haas Common Stock is between $27.90 and $34.10 during the measurement period prior to the closing, represent a 43% premium over the price of the Company Common Stock on January 29, 1999 (the last trading day prior to the Board meeting at which the Morton Board approved the Offer and the Merger. The Board recognized the degree of certainty in the value of the Offer and Merger to Morton shareholders from the relatively high percentage (67%) of cash to be paid for Morton Shares, as well as the collar mechanism for the stock portion, described below.

      4.Stock Consideration; "Collar" Mechanism for Exchange Ratio. The Board noted that the stock portion of the Merger Consideration would permit Morton shareholders to participate with respect to a portion of their Shares in the combined company following consummation of the Merger, receiving in the aggregate over 20% of the combined company's equity. The Board considered the Exchange Ratio, as well as the terms of the "collar", which provides a degree of protection to Morton's shareholders with respect to the value of the shares of Rohm and Haas Common Stock to be received in the Merger. The Board was aware that the consideration received by Morton shareholders in the Offer and Merger would be taxable for federal income tax purposes.

      5.Management Analysis; Combination of Rohm and Haas and Morton. The presentation of management and Morton's financial advisor and the Board's review with respect to trends in the specialty chemicals industry, including the acquisitions among industry participants to achieve broader products and global scope and the need for a global presence, and the strategic alternatives available to Morton, including Morton's alternative to remain an independent public company and the possibility of acquisitions or mergers with other specialty chemical companies, as well as the risks and uncertainties associated with such alternatives. The Board reviewed the expected benefits to Morton from a combination with Rohm and Haas, including management's belief that the two companies have similar corporate cultures, the complementary nature of the two companies' products, the expanded geographic scope that Rohm and Haas could bring to Morton's products and businesses, the experience and reputation of Rohm and Haas in the industry and the expectation that the Offer and Merger would create a leading specialty chemicals company with a strong presence in all major regions of the world and substantial opportunities for synergies.

      6.Goldman Sachs Fairness Opinion. A presentation from Goldman Sachs, including (i) analysis of the trading history of Company Common Stock and Rohm and Haas Common Stock, (ii) a review of historical and pro forma financial data for Rohm and Haas, Morton and the combined company,
        (iii) an analysis of the market values and trading multiples of selected publicly traded chemical companies, (iv) a review of selected recent business combinations involving companies in the chemical industry and
        (v) the oral opinion of Goldman Sachs, subsequently confirmed in writing, that, based upon and subject to certain considerations and assumptions, the Offer consideration and the Merger Consideration to be received by the holders of Shares in the Offer and the Merger, taken as a unitary transaction, are fair from a financial point of view to such holders. A copy of the opinion rendered by Goldman Sachs to Morton's Board, setting forth the procedures followed, the matters considered, the scope of the review undertaken and the assumptions made by Goldman Sachs in arriving at its opinion, is attached hereto as Annex A and incorporated herein by reference. MORTON'S SHAREHOLDERS ARE URGED TO READ THIS
       OPINION IN ITS ENTIRETY. The Board was aware that Goldman Sachs becomes entitled to certain fees described in Item 5 upon consummation of the Offer and the Merger.

      7.Timing of Completion. The Board considered the anticipated timing of consummation of the transactions, including the structure of the transactions as a tender offer for up to two-thirds of the outstanding shares of Company Common Stock, which would allow shareholders to receive the Offer consideration earlier than in the case of a cash-stock merger, followed by the Merger in which, assuming the Offer is fully subscribed, Company shareholders would receive Rohm and Haas Common Stock based on the Exchange Ratio. The Board noted that if the Offer is completed but Rohm and Haas's stockholders do not approve such issuance of Rohm and Haas shares in the Merger, Rohm and Haas is obligated pursuant to the terms of the Merger Agreement to provide the Cash Alternative Structure, which would not require Rohm and Haas stockholder approval. In addition, the Board was aware that, if the Offer cannot be completed by the Final Expiration Date, the Offer will be terminated and the parties will be obligated to consummate a single-step Merger which could then be completed in approximately the same time period that would generally be required to complete the transaction if it were initially structured as a single-step merger. In this regard, the Board also noted the support expressed publicly by the Haas family interests, who collectively beneficially own approximately 39% of the voting power of the Rohm and Haas Common Stock, for the Offer and the Merger, and that, if the transaction were converted to a one-step merger, although Rohm and Haas stockholder approval would be required for such a transaction, the Haas family interests had indicated their support of the combination.

      8.Limited Conditions to Consummation. Rohm and Haas's obligation to consummate the Offer and the Merger is subject to a limited number of conditions, with no financing condition. The Board noted that if the Offer is consummated and Rohm and Haas's stockholders do not approve the necessary actions to enable Rohm and Haas to issue Rohm and Haas shares in the Merger within 45 days following the effectiveness of the registration statement relating to such issuance, Rohm and Haas is obligated pursuant to the terms of the Merger Agreement to provide the Alternative Cash Consideration, which would not require any Rohm and Haas stockholder approval. The Board also considered the likelihood of obtaining required regulatory approvals, and the terms of the Merger Agreement regarding the obligations of both companies to pursue such regulatory approvals.

      9.Terms of Merger Agreement and Related Matters. The terms and conditions of the Merger Agreement, including the terms of the termination provisions and the amount and circumstances in which a fee could become payable by Morton or Rohm and Haas, the course of the negotiations resulting in the execution thereof, and the interests of certain Company executives in the Offer and Merger (see Item 3(b) (ii) -- "Arrangements Between the Company, Rohm and Haas and Certain Directors and Executive Officers of the Company").

     10.Effects on Other Constituencies. The effects of the Offer and the Merger on Morton's employees, customers and other constituencies.

     The foregoing includes all material factors considered by Morton Board. In view of its many considerations, the Board did not find it practical to, and did not, quantify or otherwise assign relative weights to the specific factors considered. In addition, individual members of the Board may have given different weights to the various factors considered. After weighing all of these considerations, the Board determined to recommend that Company shareholders tender their Shares in the Offer.

ITEM 5.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED

     Goldman Sachs was retained, pursuant to a letter agreement dated January 31, 1999, as financial advisor to the Company in connection with the possible merger, business combination or other similar transaction involving all or a substantial portion of the Company and Rohm and Haas or its affiliates. The Company has agreed to pay Goldman Sachs a fee of $150,000 immediately upon execution of such letter agreement, which will be applied against any transaction fee that becomes payable pursuant to the letter agreement. Upon consummation of the Offer, the Company has agreed to pay Goldman Sachs a fee of 0.55% of the aggregate consideration paid to the Company's shareholders in the Offer. Upon consummation of the Merger, the Company has agreed to pay Goldman Sachs a fee of 0.55% of the aggregate consideration paid in the Merger (with Parent Common Stock issued in the Merger valued based on the average of the last sales price for Parent Common Stock during the twenty trading day period ending on the second trading day prior to the Merger). The Company has also agreed to reimburse Goldman Sachs for its reasonable expenses, including the fees and disbursements of Goldman Sachs' attorneys, plus any sales, use or similar taxes in connection with Goldman Sachs' engagement, and to indemnify Goldman Sachs against certain liabilities, including liabilities under the U.S. federal securities laws.

     Goldman Sachs, as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. Goldman Sachs has provided certain investment banking services to the Company from time to time, including having acted as its financial advisor in connection with, and having participated in certain of the negotiations leading to, the Merger Agreement. Goldman Sachs also has provided certain investment banking services to Rohm and Haas, its subsidiaries and affiliates from time to time, including having acted as an agent on Rohm and Haas' medium term note program and having assisted Rohm and Haas on certain share repurchase and hedging activities. Goldman Sachs also may provide investment banking services to Rohm and Haas, its subsidiaries and affiliates in the future.

ITEM 6.  RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES

     (a) Other than as set forth on Annex C to this Statement, to the best knowledge of the Company, there were no transactions in the Shares effected during the past 60 days by the Company or any executive officer, director, affiliate or subsidiary of the Company.

     (b) To the best knowledge of the Company, to the extent permitted by the applicable securities laws, rules, and regulations, all of the Company's executive officers, directors, and affiliates who own Shares presently intend to tender such Shares to Purchaser pursuant to the Offer, except to the extent such Shares are used to pay the exercise price or required tax withholding in connection with the exercise of stock options.

ITEM 7.  CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY

     (a) Except as set forth in this Statement, the Company is not engaged in any negotiation in response to the Offer which relates to or would result in (i) an extraordinary transaction, such as a merger or reorganization, involving the Company or any subsidiary of the Company; (ii) a purchase, sale, or transfer of a material amount of assets by the Company or any subsidiary of the Company;
(iii) a tender offer for or other acquisition of securities by or of the Company; or (iv) any material change in the present capitalization or dividend policy of the Company.

     (b) Except as set forth in this Statement, there are no transactions, resolutions of the Board, agreements in principle, or signed contracts in response to the Offer that relate to or would result in one or more of the events referred to in Item 7(a) above.

ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED

     As contemplated by the Merger Agreement, Morton and First Chicago Trust Company of New York entered into Amendment No. 1, dated as of January 1, 1999 (the "Rights Plan Amendment"), to the Rights Agreement. The Rights Plan Amendment provides, among other things, that the Rights will not become exercisable or separate from the related Shares as a result of the execution, delivery or performance of the Merger Agreement, the announcement or making of the Offer, the acquisition of Shares pursuant to the Offer or the Merger, the consummation of the Offer or the Merger, or any other transaction contemplated by the Merger Agreement. The Rights Plan Amendment also provides that the Rights will expire immediately prior to the consummation of the Offer or, if the Offer is not consummated, the Merger. Pursuant to the Merger Agreement, the Company is not permitted otherwise to amend the Rights Agreement. See Item 3(b)(i) -- "The Merger Agreement."

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS

EXHIBIT
NUMBER                           DESCRIPTION
-------                          -----------
   1     Agreement and Plan of Merger, dated as of January 31, 1999, among Rohm and Haas Company, Morton Acquisition Corp.
         (formerly known as Gershwin Acquisition Corp.) and Morton
         International, Inc. (incorporated by reference to Exhibit
         (c)(1) to the Tender Offer Statement on Schedule 14D-1,
         dated February 5, 1999, filed by Rohm and Haas Company and
         Morton Acquisition Corp. relating to the Common Stock of
         Morton International, Inc.)
   2     Opinion of Goldman, Sachs & Co., dated January 31, 1999
         (included as Annex A to the Schedule 14D-9).*
   3     Joint Press Release of Rohm and Haas Company and Morton
         International, Inc., dated February 1, 1999 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K of Morton International, Inc., filed with the Securities and
         Exchange Commission on February 2, 1999).
   4     Employment Agreement of S. Jay Stewart, dated as of January
         31, 1999, by and among Rohm and Haas Company, Morton
         International, Inc. and S. Jay Stewart.
   5     Amendment, dated as of January 31, 1999, by and among Rohm and Haas Company, Morton International, Inc. and William E.
         Johnston, to Employment Agreement, dated as of March 20,
         1990, between the Company and William E. Johnston.
   6     Amendment, dated as of January 31, 1999, to Employment
         Agreement, dated as of December 1, 1994 between Morton
         International, Inc. and Christopher K. Julsrud.
   7     Confidentiality Agreement, dated as of November 24, 1998,
         between Morton International, Inc. and Rohm and Haas
         Company.
   8     Letter to Shareholders of Morton International, Inc., dated
         February 5, 1999.*

---------------
* Included with Schedule 14D-9 mailed to shareholders.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                          MORTON INTERNATIONAL, INC.

                                          By:    /s/ THOMAS F. MCDEVITT

                                            ------------------------------------
                                            Name: Thomas F. McDevitt
                                            Title: V.P. and Chief Financial
                                              Officer

Dated: February 5, 1999

                                                                         ANNEX A

[GOLDMAN SACHS LETTERHEAD]

PERSONAL AND CONFIDENTIAL
----------------------------------------

January 31, 1999

Board of Directors
Morton International, Inc.
100 North Riverside Plaza
Chicago, IL 60606

Ladies and Gentlemen:

     You have requested our opinion as to the fairness from a financial point of view to the holders of the issued and outstanding shares of Common Stock, par value $1.00 per share ("Company Common Stock"), of Morton International, Inc. (the "Company") of the Offer Consideration and the Merger Consideration (as defined below) proposed to be paid by Rohm and Haas Company ("Rohm & Haas" or "Parent") in the Offer and the Merger (as defined below), taken as a unitary transaction, pursuant to the Agreement and Plan of Merger, dated as of January 31, 1999, among Rohm & Haas, Morton Acquisition Corp. (formerly known as Gershwin Acquisition Corp.), a wholly-owned subsidiary of Rohm & Haas ("Purchaser"), and the Company (the "Agreement"). The Agreement provides for a tender offer for up to 80,916,766 shares of Company Common Stock (the "Offer") pursuant to which Purchaser will pay $37.125 per share of Company Common Stock in cash for each share of Company Common Stock accepted (the "Offer Consideration"). The Agreement further provides that following completion of the Offer, at the Effective Time (as defined in the Agreement), Purchaser will be merged with and into the Company (the "Merger") and each issued and outstanding share of Company Common Stock (other than shares of Company Common Stock to be canceled pursuant to Section 2.6(c) of the Agreement) shall be converted into the right to receive the Merger Consideration (as defined below).

     The "Merger Consideration" shall consist of (a) subject to Section 2.14 of the Agreement, if Purchaser shall have purchased, pursuant to the Offer, the Maximum Offer Number (as defined in the Agreement) of shares of Company Common Stock, a number of shares of Common Stock, par value $2.50 per share ("Parent Common Stock"), of Rohm & Haas equal to the number (the "Exchange Ratio") obtained by dividing $37.125 by the Parent Common Stock Price (as defined in

                           [GOLDMAN SACHS LETTERHEAD]

Morton International, Inc.
January 31, 1999
Page  2

the Agreement); provided that the Exchange Ratio shall not be less than 1.088710 or greater than 1.330645 or (b) subject to Section 2.14 of the Agreement, if the Offer is terminated pursuant to Section 1.1(b) of the Agreement or if Purchaser shall have purchased, pursuant to the Offer, less than the Maximum Offer Number of shares of Company Common Stock (the number of shares of Company Common Stock so paid for and purchased, the "Purchased Share Number"), (i) cash, in an amount equal to the product of Cash Proration Factor One (as defined in the Agreement) multiplied by $37.125 and (ii) a number of shares of Parent Common Stock equal to the product of (x) one minus Cash Proration Factor One multiplied by (y) the Exchange Ratio.

     Notwithstanding the foregoing, in the event that the Cash Alternative Structure (as defined in the Agreement) is required to be effected, then the Merger Consideration shall consist of (a) if Purchaser shall have purchased, pursuant to the Offer, the Maximum Offer Number of shares of Company Common Stock, (i) cash, in an amount equal to the product of (x) Cash Proration Factor Two (as defined in the Agreement) multiplied by (y) the product of (I) the Exchange Ratio multiplied by (II) the Adjusted Parent Common Stock Price (as defined in the Agreement), and (ii) a number of shares of Parent Common Stock equal to the product of (x) the Exchange Ratio multiplied by (y) one minus Cash Proration Factor Two or (b) if the Offer is terminated pursuant to Section 1.1(b) of the Agreement or if the Purchased Share Number is less than the Maximum Offer Number, (i) cash, in an amount equal to the sum of (x) the product of (I) Cash Proration Factor One multiplied by (II) $37.125 plus (y) the product of (I) (A) Cash Proration Factor Two minus (B) Cash Proration Factor One, multiplied by (II) the product of (A) the Exchange Ratio multiplied by (B) the Adjusted Parent Common Stock Price and (ii) a number of shares of Parent Common Stock equal to the product of (x) the Exchange Ratio multiplied by (y)(I) one minus (II) Cash Proration Factor Two.

     Goldman, Sachs & Co., as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. We are familiar with the Company having provided certain investment banking services to the Company from time to time, including having acted as its financial advisor in connection with, and having participated in certain of the negotiations leading to, the Agreement. We also have provided certain investment banking services to Rohm & Haas, its subsidiaries and affiliates from time to time, including having acted as an agent on Rohm & Haas' medium term note program and having assisted Rohm & Haas on certain share repurchase and hedging activities. We also may provide investment banking services to Rohm & Haas, its subsidiaries and affiliates in the future.

     In connection with this opinion, we have reviewed, among other things, the Agreement; Annual Reports to Shareholders and Annual Reports on Form 10-K of the Company for the two fiscal years ended June 30, 1998; the Registration Statement on Form 10 for the Company dated March 24, 1997; Annual Reports to Stockholders and Annual Reports on Form 10-K of Rohm & Haas for the five years ended December 31, 1997; certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company and Rohm & Haas; certain other communications from the Company and Rohm & Haas to their respective stockholders; and certain internal financial analyses and forecasts for the Company and Rohm & Haas prepared by their respective managements, including certain cost savings and operating synergies projected by the managements of the Company and Rohm & Haas to result from the transactions contemplated by the Agreement. We also have held discussions with members of the senior management of the Company and Rohm & Haas regarding the strategic rationale for, and the potential benefits of, the transactions contemplated by the Agreement and the past and current business operations, financial condition and future prospects of

Morton International, Inc.
January 31, 1999
Page  3

their respective companies. In addition, we have reviewed the reported price and trading activity for the Company Common Stock and the Parent Common Stock, compared certain financial and stock market information for the Company and Rohm & Haas with similar information for certain other companies the securities of which are publicly traded, reviewed the financial terms of certain recent business combinations in the chemicals industry specifically and in other industries generally and performed such other studies and analyses as we considered appropriate.

     We have relied upon the accuracy and completeness of all of the financial and other information reviewed by us and have assumed such accuracy and completeness for purposes of rendering this opinion. In addition, we have not made an independent evaluation or appraisal of the assets and liabilities of the Company or Rohm & Haas or any of their respective subsidiaries. Our advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company in connection with its consideration of the transactions contemplated by the Agreement and such opinion does not constitute a recommendation as to whether or not any holder of shares of Company Common Stock should tender such shares in connection with the Offer or how any holder of shares of Company Common Stock should vote with respect to the Merger.

     Based upon and subject to the foregoing and based upon such other matters as we consider relevant, it is our opinion that as of the date hereof the Offer Consideration and the Merger Consideration to be received by the holders of shares of Company Common Stock in the Offer and Merger, taken as a unitary transaction, are fair from a financial point of view to such holders.

Very truly yours,

[GOLDMAN, SACHS & CO. SIGNATURE]
GOLDMAN, SACHS & CO.

                                                                         ANNEX B

                           MORTON INTERNATIONAL, INC.
                           100 NORTH RIVERSIDE PLAZA
                          CHICAGO, ILLINOIS 60606-1596

                       INFORMATION STATEMENT PURSUANT TO
                  SECTION 14(f) OF THE SECURITIES EXCHANGE ACT
                       OF 1934 AND RULE 14f-1 THEREUNDER

     This Information Statement is being mailed on or about February 5, 1999 as a part of the Solicitation/ Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") of Morton International, Inc. ("Morton" or the "Company") to holders of the common stock, $1.00 par value (the "Common Stock" or "Shares"), of the Company. You are receiving this Information Statement in connection with the possible election of persons designated by Morton Acquisition Corp. (formerly known as Gershwin Acquisition Corp.) ("Purchaser"), an Indiana corporation and a wholly-owned subsidiary of Rohm and Haas Company ("Rohm and Haas"), to a majority of the seats on the Board of Directors (the "Board of Directors" or the "Board") of the Company. On January 31, 1999, the Company, Rohm and Haas, and Purchaser entered into an Agreement and Plan of Merger (the "Merger Agreement"), pursuant to which Purchaser is required to commence a tender offer (the "Offer") to purchase up to 80,916,766 Shares (representing 67% of the issued and outstanding Shares as of January 29, 1999) at a price of $37.125 per Share net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in Purchaser's Offer to Purchase dated February 5, 1999 (the "Offer to Purchase") and in the related Letter of Transmittal (as amended or supplemented, collectively, the "Offer Documents"), copies of which have been mailed to shareholders of the Company and are filed as Exhibits (a)(1) and (a)(2), respectively, to the Schedule 14D-1 (as amended from time to time, the "Schedule 14D-1") filed by Rohm and Haas and Purchaser with the Securities and Exchange Commission (the "Commission"). The Merger Agreement contemplates that, following consummation of the Offer, Purchaser will be merged (the "Merger") with and into the Company with the Company as the surviving corporation and shareholders of the Company receiving shares of the common stock, $2.50 par value, of Parent in exchange for their Shares on the terms and subject to the conditions of the Merger Agreement. The Offer, the Merger, and the Merger Agreement are more fully described in the Solicitation/ Recommendation Statement on Schedule 14D-9 to which this Information Statement forms Annex B, which was filed by the Company with the Commission on February 5, 1999 and which is being mailed to shareholders of the Company along with this Information Statement.

     This Information Statement is being mailed to you in accordance with
Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 promulgated thereunder. The information set forth herein supplements certain information set forth in the Schedule 14D-9. Information set forth herein related to Rohm and Haas, Purchaser or the Rohm and Haas Designees (as defined herein) has been provided by Rohm and Haas. You are urged to read this Information Statement carefully. You are not, however, required to take any action in connection with the matters set forth herein.

                                    GENERAL

     The Common Stock is the only class of equity securities of the Company outstanding which is entitled to vote at a meeting of the shareholders of Morton. As of January 31, 1999, there were 120,774,431 shares of Common Stock outstanding, and each share of such Common Stock is entitled to one vote. The Board of Directors presently consists of ten members, divided into three classes. Directors in each class are generally elected, on a rotating basis at the annual shareholders meeting at which the term for such class expires, for terms expiring at the third subsequent annual meeting of shareholders.

           RIGHTS TO DESIGNATE DIRECTORS AND ROHM AND HAAS DESIGNEES

     The Merger Agreement provides that, promptly upon the purchase by Purchaser of the Shares pursuant to the Offer and from time to time thereafter, Purchaser will be entitled to designate up to such number of directors of the Company (the "Rohm and Haas Designees"), rounded up to the next whole number, as shall give Purchaser representation on the Board of Directors equal to the product of the total number of directors of the Board multiplied by the percentage that the aggregate number of Shares owned by Purchaser or any of its affiliates bears to the total number of Shares then outstanding. The Company is required, at such time, to take all action necessary to cause the Rohm and Haas Designees to be elected to the Board of Directors, including either increasing the size of the Board of Directors or securing the resignations of incumbent directors or both. In addition, subject to the exception described below related to the Continuing Director Committee (as defined below), the Company will also use its reasonable efforts to cause Rohm and Haas Designees designated by Purchaser to constitute the same percentage of each committee of the Board of Directors as such Rohm and Haas Designees constitute of the whole Board.

     Immediately following the election of the Rohm and Haas Designees to the Board of Directors and prior to the Effective Time of the Merger, the Board of Directors shall form a committee comprising solely of directors who are not Rohm and Haas Designees (each such person a "Continuing Director" and the committee thus comprised, the "Continuing Director Committee"), and the Board shall delegate to the Continuing Director Committee sole responsibility for the following matters: (i) any amendment or waiver of any term or condition of the Merger Agreement or the Restated Articles of Incorporation or Bylaws of the Company; (ii) any termination of the Merger Agreement; (iii) any extension by the Company of the time for performance of any of the obligations or other acts of Purchaser or Rohm and Haas under the Merger Agreement; (iv) any waiver, assertion, or enforcement of the Company's rights under the Merger Agreement;
(v) any other consent, agreement, or action by the Company or the Board of Directors with respect to the Merger Agreement; (vi) the declaration of quarterly dividends in an amount not to exceed $0.13 per share of Common Stock; and (vii) subject to certain provisions of the Merger Agreement, changes in the composition, compensation, or benefits of the senior management of the Company and its operating divisions. In addition, prior to the Effective Time of the Merger, without the consent of a majority of the Continuing Directors, the Rohm and Haas Designees shall not propose, approve, or cause any action by the Board of Directors that would violate the terms of the Merger Agreement or that would require the consent of Rohm and Haas pursuant to the Merger Agreement. If Rohm and Haas or Purchaser breaches its obligations under the Merger Agreement or the Rohm and Haas Designees breach their obligations as explained above (including by seeking to dissolve or otherwise impair the rights or authority of the Continuing Director Committee), Rohm and Haas shall cause the Rohm and Haas Designees to resign from the Board of Directors and will not otherwise seek to elect directors to the Board.

     The Rohm and Haas Designees will be selected by Rohm and Haas from among the individuals listed below. Each of the following individuals has consented to serve as a director of the Company if appointed or elected. None of the Rohm and Haas Designees currently is a director of, or holds any positions with, the Company. Rohm and Haas has advised the Company that, to the best of Rohm and Haas's knowledge, except as set forth below, none of the Rohm and Haas Designees or any of their affiliates beneficially owns any equity securities or rights to acquire any such securities of the Company, nor has any such person been involved in any transaction with the Company or any of its directors, executive officers or affiliates that is required to be disclosed pursuant to the rules and regulations of the Commission other than with respect to transactions between Rohm and Haas and the Company that have been described in the Schedule 14D-1 or the Schedule 14D-9.

     The name, age, present principal occupation or employment and five-year employment history of each of the individuals are set forth below. Unless otherwise indicated, each such individual has held his or her present position as set forth below for the past five years and each occupation refers to employment with Rohm and Haas, unless otherwise noted. Unless otherwise noted, each such person is a citizen of the United States, and the business address of each person listed below is c/o Rohm and Haas Company, 100 Independence Mall West, Philadelphia, Pennsylvania 19106.

                                                  PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT;
NAME AND ADDRESS                               MATERIAL POSITIONS HELD DURING THE PAST FIVE YEARS
----------------                               --------------------------------------------------
William C. Andrews........................  Mr. Andrews, 52, vice president since 1997; business director of monomers since 1998; previously corporate
                                            controller from 1995 to 1998; assistant controller from
                                            1992 to 1995 and director of finance and customer
                                            service for the European region from 1989 to 1994.
Paul J. Baduini...........................  Mr. Baduini, 51, vice president and director of ion exchange resins since 1993.
Alan Barton...............................  Dr. Barton, 42, vice president since 1998; director of coatings since 1997; previously director of industrial
                                            coatings from 1996 to 1997; European business manager of
                                            architectural coatings from 1993 to 1996.
Bradley J. Bell...........................  Mr. Bell, 46, Senior Vice President and Chief Financial
                                            Officer since 1999; vice president, chief financial
                                            officer and treasurer from 1997 to 1998; previously vice
                                            president and treasurer of Whirlpool Corporation from
                                            1987 to 1997.
Pierre Brondeau...........................  Dr. Brondeau, 41, vice president since 1998; president of Shipley Company since 1998; previously vice
                                            president, chief operating officer of Shipley Company
                                            from 1997 to 1998; director of sales, marketing and
                                            research of Shipley Company from 1995 to 1996; research
                                            director of plastic additives from 1993 to 1995.
A. Wayne Carney...........................  Mr. Carney, 50, vice president since 1995; director of formulation chemicals since 1990.
Patrick R. Colau..........................  Dr. Colau, 53, Senior Vice President and Director of the
                                            performance polymers business group since 1999; vice
                                            president 1995-1998; director of polymers and resins
                                            from 1996 through 1998; previously chief operating
                                            officer from 1994 to 1995 and chief executive officer
                                            from 1992 to 1994 of Shipley Company.
Nance K. Dicciani.........................  Dr. Dicciani, 51, Senior Vice President, director of the specialty chemicals business group and director of the
                                            European Region since 1999; vice president 1993-1998;
                                            director of monomers and chairman of RohMax from 1996 to
                                            1998; previously director for petroleum chemicals from
                                            1991 to 1996.
Carlos Estevez............................  Mr. Estevez, 55, vice president since 1996; regional director for Latin America from 1996 through 1998;
                                            previously business director for agricultural chemicals
                                            in Latin America from 1995 to 1996 and general manager
                                            of Rohm and Haas Brazil and Southern Cone countries from
                                            1992 to 1996. Mr. Estevez became director of
                                            agricultural chemicals effective January 1, 1999.

                                                  PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT;
NAME AND ADDRESS                               MATERIAL POSITIONS HELD DURING THE PAST FIVE YEARS
----------------                               --------------------------------------------------
J. Michael Fitzpatrick....................  Director since 1999. Dr. Fitzpatrick, 52, president and chief operating officer since 1999; vice president since
                                            1993; chief technology officer from 1996 through 1998;
                                            previously director of research from 1993 to 1995 and
                                            general manager of Rohm and Haas (UK) Limited and
                                            European regional business director for polymers and
                                            resins from 1990 to 1993.
Gail P. Granoff...........................  Ms. Granoff, 47, Corporate Secretary and Assistant
                                            General Counsel.
Maria L. Guerin...........................  Dr. Guerin, 46, Vice President and director of human resources since 1994.
Rajiv L. Gupta............................  Director since 1999, Mr. Gupta, 53, vice chairman, vice president and regional director of Asia-Pacific from
                                            1993 through 1998; previously director of plastics
                                            additives from 1989 to 1993.
Nicholas Gutwein..........................  Mr. Gutwein, 38, vice president since 1998; director of specialty polymers since 1997; previously director of
                                            fiber and textile polymers from 1996 to 1997; director,
                                            leather chemicals from 1992 to 1996.
Richard C. Shipley........................  Mr. Shipley, 53, vice president since 1995; Chairman and
                                            CEO of Shipley Company since 1998; previously president
                                            of Shipley Company from 1985 to 1998.
Gerard Tarzia.............................  Mr. Tarzia, 38, vice president since 1998; business manager, building products North America from 1997 to
                                            1998; director, construction products from 1996 to 1997;
                                            director general, Rohm and Haas Espana and business
                                            manager, fibers, textiles, nonwovens and adhesives
                                            Europe from 1995 to 1996; business manager, industrial
                                            coatings Europe from 1993 to 1995. Mr. Tarzia became
                                            director for biocides on January 1, 1999.
Charles M. Tatum..........................  Dr. Tatum, 51, Senior Vice President and Chief
                                            Technology Officer since 1999; vice president 1990-1998;
                                            director of plastics additives from 1994 through 1998;
                                            previously director of research from 1989 to 1994.
David Underwood...........................  Mr. Underwood, 41, vice president since 1998; North
                                            American business manager of plastic additives from 1996
                                            through 1998; previously business manager, systems for
                                            polymers & resins from 1995 to 1996; general manager
                                            Rohm and Haas Spain from 1991 to 1995. Mr. Underwood
                                            became director of plastics additives effective January
                                            1, 1999.
Robert P. Vogel...........................  Mr. Vogel, 54, vice president and General Counsel since
                                            1994; and general counsel responsible for legal, tax and
                                            regulatory matters since 1994.
J. Lawrence Wilson........................  Director since 1977. Mr. Wilson, 62, chairman and chief executive officer of Rohm and Haas since 1988; director
                                            of Mead Corporation, The Vanguard Group of Investment
                                            Companies and Cummins Engine Company, Inc.

                        CURRENT DIRECTORS OF THE COMPANY

     The name, age, present principal occupation or employment and five-year employment history of the current directors of the Company are set forth below. Unless otherwise noted, each person is a citizen of the United States, and the business address of each such person is c/o Morton International, Inc., 100 Riverside Plaza, Chicago, Illinois 60606-1596. Some of the current directors may resign effective immediately following the consummation of the Offer by Purchaser.

NAME, PRINCIPAL OCCUPATION AND EMPLOYMENT HISTORY             AGE   DIRECTOR SINCE
-------------------------------------------------             ---   --------------
RALPH M. BARFORD is President of Valleydene Corp. Ltd., an    69         1971
  investment company. He is also Chairman of GSW, Inc., a
  manufacturer of consumer products, and a director of Bank
  of Montreal, BCE Inc., Bell Canada, Hollinger, Inc. and
  Northern Telecom Limited. He holds a Bachelor of Commerce
  degree from the University of Toronto and an M.B.A. degree from Harvard University. Mr. Barford is a citizen of
  Canada.
JAMES R. CANTALUPO is Vice Chairman (since 1998) of           55         1996
  McDonald's Corporation, a global foodservice retailer. He
  also serves as Chairman (since 1998) and Chief Executive
  Officer -- International (since 1991) for McDonald's
  Corporation and is a member of its board of directors. He
  is a graduate of the University of Illinois as well as a
  certified public accountant.
W. JAMES FARRELL is Chairman (since May 1996) and Chief       56         1996
  Executive Officer and a director (since 1995) of Illinois
  Tool Works Inc. ("ITW"), a multinational manufacturer of
  fasteners, components, assemblies and systems. Mr. Farrell joined ITW in 1965, and since 1972 he has served in
  numerous senior executive capacities before election to
  his present positions. In addition, he is a director of
  Premark International, Inc. and The Quaker Oats Company.
  He holds a degree in Electrical Engineering from the
  University of Detroit.
DENNIS C. FILL, prior to his retirement in 1998, was          69         1978
  Chairman and Chief Executive Officer of ATL Ultrasound,
  Inc., a medical electronics systems manufacturer. He is
  also a director of Beckman Coulter, Inc. and Cytran, Inc.
  Mr. Fill attended Ealing College, the Institute of Export
  and the Borough Polytechnic branch of London University.
  He is a citizen of the United Kingdom and served in the
  Royal Air Force.
WILLIAM E. JOHNSTON is President and Chief Operating Officer  58         1996
  of the Company (since October 1995), prior to which he was
  (since 1993) its Executive Vice President, Administration
  and (from 1981 until 1993) President of its Salt Group. He is also a director of Unitrin, Inc. Mr. Johnston holds a
  B.A. degree from St. Joseph's College and an M.B.A. degree from the University of Chicago.
RICHARD L. KEYSER is Chairman of the Board (since September   56         1995
  1997), Chief Executive Officer (since March 1995), and a
  director (since 1992) of W. W. Grainger, Inc., a
  nationwide distributor of maintenance, repair and
  operating supplies. He joined Grainger in 1986 as a vice
  president and subsequently served in several senior
  executive capacities before assuming his present
  positions. He has a B.S. in Nuclear Science from the U.S.
  Naval Academy and an M.B.A. from Harvard University.
REBECCA A. MCDONALD is Executive Managing Director (since     46         1998
  February 1999) of Enron International, Inc., a natural gas and electricity company. Prior thereto, she served as
  President and Chief Executive Officer (since 1997) of
  Amoco Energy Development Company. From 1993 to 1997, Mrs.
  McDonald served as President, Natural Gas Group,
  Worldwide, for Amoco Corporation. She is also a director
  of Granite Construction Incorporated. Mrs. McDonald holds
  a B.S. degree from Stephen F. Austin University.
EDWARD J. MOONEY is Chairman (since July 1994), Chief         57         1995
  Executive Officer (since April 1994) and a director (since
  1988) of Nalco Chemical Company, a producer and marketer
  of specialty chemicals and services for water and
  industrial process treatment. Mr. Mooney was President of
  Nalco from 1990 to 1999. In addition, he is a director of
  FMC Corporation, as well as Northern Trust Corporation and its subsidiary The Northern Trust Company. He has a B.S.
  in Chemical Engineering and a J.D. degree from the
  University of Texas.

NAME, PRINCIPAL OCCUPATION AND EMPLOYMENT HISTORY             AGE   DIRECTOR SINCE
-------------------------------------------------             ---   --------------
S. JAY STEWART became Chairman and Chief Executive Officer    60         1986
  of the Company in April 1994. Also, he has been a director of the Company and its predecessors since 1986, and was
  its President and Chief Operating Officer from 1986
  through March 1994. In addition, he is a director of
  Household International, Inc. and Autoliv, Inc. Mr.
  Stewart holds a B.S. degree in Chemical Engineering from
  the University of Cincinnati and an M.B.A. degree from
  West Virginia University.

ROGER W. STONE is President and Chief Executive Officer       63         1987
  (since November 1998) of Smurfit-Stone Container
  Corporation, a multinational producer and marketer of
  pulp, paper, and packaging products. Prior thereto, Mr.
  Stone served as Chairman of the Board (since 1983),
  President (since 1975), and Chief Executive Officer (since
  1979) of Stone Container Corporation. Mr. Stone is also a
  director of Abitibi-Consolidated, Autoliv, Inc.,
  McDonald's Corporation, Option Care, Inc. and Venepal
  S.A.C.A. He is a graduate of the University of
  Pennsylvania Wharton School of Finance.

         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     As of February 5, 1999, except as shown on the table below, to the knowledge of the Company, no person or entity beneficially owned more than 5% the Common Stock.

                                                             AMOUNT AND NATURE OF    PERCENT OF CLASS
           NAME AND ADDRESS OF BENEFICIAL OWNER              BENEFICIAL OWNERSHIP      OUTSTANDING
           ------------------------------------              --------------------    ----------------
Franklin Mutual Advisers, Inc. ............................  6,682,775     (1)       5.5      %
51 John F. Kennedy Parkway
Short Hills, New Jersey 07078

Capital Research and Management Company....................  8,020,000     (2)       6.6      %
333 South Hope Street
Los Angeles, California 90071

---------------
(1) According to the Schedule 13G filed by Franklin Mutual Advisers, Inc. ("FMAI") with the Commission on January 28, 1999, the shares of Common Stock to which such Schedule 13G relates and the above table pertains are beneficially owned by one or more open-end investment companies or other managed accounts which, pursuant to advisory contracts, are advised by FMAI. Pursuant to these advisory contracts, FMAI has been granted all investment and voting power over the securities owned by such advisory clients.

(2) As reported on the Form 13F filed by Capital Research Management Company on November 17, 1998.

     The following table shows the Common Stock beneficially owned as of January 29, 1999, by each director and each executive officer named in the Summary Compensation Table contained in this Information Statement and by all directors and executive officers of the Company as a group. Each of the following persons and members of the group had sole voting and investment power with respect to the shares shown unless otherwise indicated. No director or executive officer owns more than 1% of the Common Stock. Directors and officers as a group own 2.34% of the Common Stock.

                                                                 SHARES
                                                              BENEFICIALLY
                                                               OWNED (1)
                                                              ------------
Ralph M. Barford............................................     101,000
Walter W. Becky II..........................................     144,753
James R. Cantalupo..........................................       5,801(2)
W. James Farrell............................................       1,500
Dennis C. Fill..............................................      14,400
James J. Fuerholzer.........................................     157,816
Stephen A. Gerow............................................     175,720
William E. Johnston.........................................     499,684
Richard L. Keyser...........................................       8,719(2)
Rebecca A. McDonald.........................................         500
Edward J. Mooney............................................       2,400
S. Jay Stewart..............................................   1,094,335
Roger W. Stone..............................................      11,252(2)
All directors and executive officers as a group (22 persons
  including those named above)..............................   2,897,848

---------------
(1) Includes shares which the individuals have the right to acquire within 60 days upon the exercise of stock options which are exercisable presently or within 60 days: Mr. Stewart, 831,865 shares; Mr. Johnston, 394,885 shares; Mr. Fuerholzer, 138,144 shares; Mr. Gerow, 164,315 shares; and Mr. Becky, 117,257 shares; and all directors and officers as a group, 2,176,831 shares. Also includes share interests in the Morton Savings and Investment Plan for the following: Mr. Gerow, 2,405 shares; Mr. Johnston, 1,112 shares; and all directors and officers as group, 21,009 shares.

(2) The shares owned by Messrs. Cantalupo, Keyser and Stone include, respectively, 2,301, 5,719 and 5,752 shares of phantom stock credited as of December 31, 1998 to their accounts under the Non-Employee Directors Deferred Compensation Plan described below.

             BOARD MEETING ATTENDANCE AND COMPENSATION OF DIRECTORS

     The Board met seven times during the Company's most recently completed fiscal year, which ended on June 30, 1998 (fiscal 1998). All of the directors were present for 75% or more of the total meetings of the Board and Board committees of which they were members.

     Directors who are employees of the Company or any subsidiary thereof do not receive compensation for service on the Board or Board committees. Non-employee directors receive for their services a retainer of $28,000 per year, plus a fee of $1,500 for each Board meeting attended.

     In addition, non-employee directors who are chairmen of the Audit Committee and Compensation Committee each receive additional annual retainers of $2,500; the chairman of the Nominating & Organization Committee receives an additional annual retainer of $1,500; and all committee chairmen and members receive $750 for attendance at each meeting of their particular committees.

     Non-employee directors who are elected or continuing as such at annual shareholders meetings also receive grants of 500 shares of Common Stock as of the dates of each such meeting under the 1994 Non-Employee Director Stock Plan. The value of the 500 shares received by each director as of the October 1998 annual meeting was $11,906.25.

     The Company has a Non-Employee Directors Deferred Compensation Plan, under which participants may elect to defer all or a portion of their cash (but not stock) compensation. This plan utilizes phantom Company stock, plus amounts equivalent to dividends paid thereon, to value deferred balances, which as a result fluctuate from time to time in accordance with the stock's market performance. Distributions of plan balances are made in cash following a participant's death or termination of service as a director, in amounts based on the stock's market value at the time of the particular distribution.

                      COMMITTEES OF THE BOARD OF DIRECTORS

     There are four standing committees of the Board: Audit, Compensation, Executive and Nominating & Organization.

     The Audit Committee recommends to the Board the independent auditors to be selected to audit the Company's annual financial statements and reviews the fees charged for such audits and for any special assignments given such auditors. The committee also reviews the annual audit and its scope, including the independent auditors' letter of comments and management's responses thereto; possible violations of the Company's business ethics and conflicts of interest policies; any major accounting changes made or contemplated; and the effectiveness and efficiency of the Company's internal audit staff. In addition, the committee confirms that no restrictions have been imposed by Company personnel on the scope of independent auditors' examinations. Members of this committee are Messrs. Cantalupo (Chairman), Farrell and Keyser, Mrs. McDonald and Mr. Mooney. The committee met twice in fiscal 1998.

     The Compensation Committee annually reviews and reports to the Board on pension plan investment performance and makes recommendations to the Board with respect to the creation and amendment of pension and welfare plans of the Company and its subsidiaries. The committee also approves senior officers' salaries and administers the Company's employee cash and stock incentive compensation plan. Members of this committee are Messrs. Stone (Chairman), Barford, Fill and Keyser. The committee met three times in fiscal 1998.

     The Executive Committee has and may exercise all the powers and authority of the Board in the management of its business and affairs, except that the committee does not have the power to amend the Company's by-laws or articles of incorporation (except to fix the designations, preferences and other terms of any of its preferred stock), authorize the issuance of stock, authorize distributions (other than pursuant to a formula set by the Board), adopt an agreement of merger or consolidation, approve a plan of merger that does not require a vote of shareholders under Indiana law, fill vacancies in the Board or Executive Committee, or recommend to shareholders action that Indiana law requires be approved by shareholders. Members of this committee are Messrs. Stewart (Chairman), Cantalupo and Johnston, Mrs. McDonald and Mr. Stone. The committee met once in fiscal 1998.

     The Nominating & Organization Committee identifies and evaluates individuals for potential directorships and makes recommendations accordingly to the Board to fill vacancies or new positions on the Board, as well as recommends to the Board the management slate of nominees for election as directors at annual shareholders meetings. The committee also makes recommendations to the Board regarding the size and composition of the Board and Board committees; compensation of non-employee directors; and management succession. In addition, the committee reviews the development of the management organization structure. Members of this committee are Messrs. Barford (Chairman), Farrell, Fill and Mooney. The committee met twice in fiscal 1998.

     Written nominations by shareholders for directors will be considered by the Nominating & Organization Committee provided they are received by the Corporate Secretary of the Company at its principal executive offices pursuant to timely advance written notice in accordance with its by-laws (a copy of which may be obtained by written request to the Corporate Secretary of the Company) and contain all information specified in such by-laws. No such nominations were received for the 1998 Annual Meeting. For the Company's 1999 Annual Meeting, any such nominations must be received by the Company between July 24 and August 24, 1999.

            SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

     For the period July 1, 1997 to June 30, 1998, the Company believes all
Section 16(a) filing requirements applicable to its officers and directors were complied with, except that a Form 4 report inadvertently was not filed on a timely basis for one transaction for Nancy A. Hobor, an officer of the Company.

          COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     The Compensation Committee is comprised exclusively of directors who are not and have never been Company employees. No Company executive officer serves on the compensation committee of another company for which any member of the Company's Compensation Committee serves as an executive officer.

         REPORT OF THE COMPENSATION COMMITTEE ON EXECUTIVE COMPENSATION

     The Compensation Committee of the Board (the "Committee") approves senior officers' salaries and administers the Company's cash and stock incentive compensation plan. The purpose of this plan and the objectives of the Committee are to

     - pay for performance, motivating both long- and short-term performance on behalf of Company shareholders;

     - provide competitive compensation programs so as to be able to attract, retain and motivate top management talent;

     - place greater emphasis on at risk incentive compensation than on fixed salaries, particularly for senior executives;

     - base the incentive compensation of business unit executives in large part on the performance of their operations, while including a component which recognizes overall Company performance as well; and

     - most importantly, join shareholder and management interests.

     To further these objectives, the compensation of senior executive officers includes four components: (1) base salaries, (2) annual bonus programs, (3) a long-term incentive program and (4) stock options.

     Periodically, the Committee arranges for studies by independent compensation consulting firms comparing total compensation of the Company's senior executive officers with compensation of executives in similarly sized companies. These companies include, but are not limited to, companies represented in the S&P Chemicals (Specialty) Index in the Stock Performance Graph contained in this Information Statement, since the Company's competitors for executive employees are not always the same as those for shareholders' investments. The last such study, which was performed in August 1998, confirmed that base salaries are slightly lower than the averages in the study group. The study also showed that the Company continues to place emphasis on performance based compensation, so that total compensation is above such averages when goals are significantly exceeded.

BASE SALARIES

     The Committee approves salary changes for senior executive officers in accordance with the Company's written salary administration policy. This policy is a long-standing one designed and periodically reviewed in consultation with external compensation consultants. Salary ranges are established for various positions through job evaluation and comparison with competitive salary data. Within the ranges, adjustments are recommended on the basis of position within the range, individual performance, and a corporate merit salary percentage factor. Consistent with the Company's overall objectives, these adjustments, combined with bonuses as outlined below, emphasize payment for performance.

ANNUAL BONUS PROGRAMS

     Following fiscal 1998, the Committee considered annual bonus payments based on performance during that year. Under the annual bonus program applicable to senior executive officers, award levels may range from zero to 120% of their base salaries as of the beginning of the performance period, depending on salary grade and attainment of Company and applicable business unit profit targets as approved by the Committee. Company earnings per share ("EPS") from continuing operations for fiscal 1998 improved over fiscal 1997 but fell below expectations. Diluted EPS on a continuing basis (before the $15.0 million special charge in fiscal 1998) increased 11% over 1997. Based on these factors and the terms of such annual bonus program, the Committee approved one bonus payment to a senior business unit executive officer.

LONG-TERM INCENTIVE PROGRAM ("LTIP")

     Also following fiscal 1998, the Committee considered LTIP payments to senior executive officers based on performance during the three-year period from fiscal 1996 through fiscal 1998. LTIP participants are selected by the Committee annually prior to the beginning of each particular three-year performance period. Depending on the participant's salary grade, possible award levels range from zero if less than 5% compound annual growth in Company or applicable business unit profit goals as approved by the Committee is realized over the three-year period to a maximum 240% of base salary if 20% or greater compound annual growth is realized. Based on the terms of the LTIP for fiscal 1996 through fiscal 1998, the Committee approved LTIP payments to seven senior executive officers ranging from 50% to 161% of their annual base salaries as of the beginning of the performance period.

STOCK OPTIONS

     In addition, the Committee authorizes stock option grants to selected employees, currently including all executive officers, at approximate one-year intervals. The Company's stock option guidelines were designed and have been revised periodically with the assistance of external compensation consultants. These guidelines provide for a specific number of options, the value of which is derived from the midpoint of the salary range for each specific salary grade, as periodically adjusted by means of a formula that utilizes the stock's average market value during the last month of the most recent fiscal year. The formula does not, however, consider an individual's previous option grants. All options granted to executive officers in fiscal 1998 are for ten year terms, with an exercise price equal to the stock's market value on the date of grant, and become exercisable after one year of continued employment following the grant date. Executive officers received grants in August 1997 (fiscal 1998) ranging from 5,800 shares to 56,700 shares.

CHIEF EXECUTIVE OFFICER

     The fiscal 1998 compensation of the Company's Chairman and Chief Executive Officer, S. J. Stewart, was determined in accordance with the salary policy, bonus programs and stock option guidelines previously discussed.

     In August 1997 the Committee approved a stock option grant of 56,700 shares and a salary increase of $30,000 (effective September 1, 1997) for Mr. Stewart. His resulting base salary, $720,000, is slightly above the middle of the salary range established for this position.

     As previously discussed, Company earnings for fiscal 1998 were below expectations and in accordance with the terms of the annual bonus program, no annual incentive payment was made to Mr. Stewart. Under the terms of the LTIP, the Committee approved a payment of $1,032,896 to Mr. Stewart, since the Company exceeded the goal of 10% compound growth in earnings per share for the three-year period from fiscal 1996 through fiscal 1998 by achieving an actual compounded growth rate of approximately 15.5%.

LIMITATION ON DEDUCTIBILITY OF CERTAIN COMPENSATION

     Section 162(m) of the Internal Revenue Code (the "Code") generally disallows a tax deduction to public companies for annual compensation over $1 million paid to their chief executive officers and the four other most highly compensated executive officers that is not "performance-based" (as defined in the Code). It is the Committee's general policy to avoid the loss of tax deductibility whenever compliance with Section 162(m) would be consistent with the Company's incentive compensation objectives. Consequently, the employee incentive compensation programs in which the Company's most highly compensated officers participate have been restructured to comply with the Code's definition of performance-based compensation. Notwithstanding its general policy, however, the Committee retains the discretion to authorize incentive payments that may not be deductible if it believes that doing so would be in the best interests of the Company and its shareholders.

                                          The Compensation Committee

                                               Roger W. Stone, CHAIRMAN
                                               Ralph M. Barford
                                               Dennis C. Fill
                                               Richard L. Keyser

                            STOCK PERFORMANCE GRAPH

     The following graph compares the cumulative shareholder returns on the Common Stock, the Standard & Poor's 500 Stock Index, and the Standard & Poor's Chemicals (Specialty) Index. Public trading of the Company Common Stock began on May 1, 1997 when the Company was spun-off from its predecessor, also known as Morton International, Inc. ("Old Morton"); public trading of Old Morton stock ended on April 30, 1997. Consequently, the period covered on the graph is limited to the Company's returns from May 1, 1997.


[PERFORMANCE GRAPH]

                                          'Morton                                S&P Chemicals
                                    International, Inc.'       S&P 500[        (Specialty) Index
1-May-97                                      100                  100                 100
Jun-97                                     100.21               110.84              114.36
Sep-97                                     117.86               119.14              121.77
Dec-97                                     114.92               122.56              127.85
Mar-98                                     110.09               139.66              128.38
Jun-98                                      84.19               144.27               114.7

                             EXECUTIVE COMPENSATION

     The following table sets forth the compensation earned for each of the last three years by (i) the Company's Chief Executive Officer, and (ii) the Company's four most highly compensated executive officers other than the Chief Executive Officer who were serving as executive officers at the end of the Company's most recently completed fiscal year.

                                                                                   LONG-TERM COMPENSATION
                                                                                  -------------------------
                                                    ANNUAL COMPENSATION             AWARDS       PAYOUTS
                                            -----------------------------------   ----------   ------------
                                                                   OTHER ANNUAL   SECURITIES                   ALL OTHER
NAME AND                           FISCAL                          COMPENSATION   UNDERLYING   LTIP PAYOUTS   COMPENSATION
PRINCIPAL POSITION                  YEAR    SALARY($)   BONUS($)      ($)(1)      OPTIONS(#)      ($)(2)         ($)(3)
------------------                 ------   ---------   --------   ------------   ----------   ------------   ------------
S. Jay Stewart...................   1998    $715,000    $    -0-    $      -0-      56,700      $1,032,896      $21,450
  Chairman and Chief                1997     685,833     661,991     3,031,697      66,689       1,440,000       20,575
  Executive Officer                 1996     660,833     654,528       174,365      74,797       1,070,000       19,825
--------------------------------------------------------------------------------------------------------------------------
William E. Johnston..............   1998    $465,417    $    -0-    $      -0-      30,200      $  426,070      $13,963
  President and Chief               1997     443,750     387,821       959,056      35,306         500,000       13,313
  Operating Officer                 1996     396,000     299,992       153,861      66,428         500,000       11,880
--------------------------------------------------------------------------------------------------------------------------
James J. Fuerholzer..............   1998    $288,333    $    -0-    $      -0-      18,800      $      -0-      $ 8,650
  Executive Vice President of       1997     275,417     152,673           -0-      22,360          67,556        8,263
  Portfolio and Technology          1996     243,250     104,397           -0-      27,983         154,500        7,415
  Development
--------------------------------------------------------------------------------------------------------------------------
Stephen A. Gerow.................   1998    $270,167    $    -0-    $  149,395      11,300      $  124,150      $ 8,105
  President, Coatings Group         1997     259,167     225,000           -0-      13,469         268,250        7,775
                                    1996     248,167     162,791           -0-      14,907         360,000        7,445
--------------------------------------------------------------------------------------------------------------------------
Walter W. Becky, II..............   1998    $229,417    $ 68,000    $      -0-      11,300      $   96,720      $ 6,883
  President, Salt Group             1997     217,000     151,113           -0-      13,861      $      -0-        6,510
                                    1996     205,000     153,004           -0-      14,907      $      -0-        6,150

---------------
(1) Amounts in this column consist of cash payments to the indicated individuals pursuant to pre-fiscal 1991 stock option agreement provisions for reimbursement of their income tax liability upon exercise of the related options (for a description of such payments, see note (2) to the table concerning Aggregated Option Exercises in Last Fiscal Year and Fiscal Year End Option Values below).

(2) Amounts in this column consist of Long-Term Incentive Program awards earned during three-year performance periods ending on the last day of the indicated fiscal years and paid out approximately two months thereafter.

(3) Amounts in this column consist of Company contributions to the named individuals' accounts in the Company's basic and supplemental Employee Savings and Investment (defined contribution) Plans.

                               OPTION GRANT TABLE

     The following table provides information with respect to the stock option grants made during the Company's most recently completed fiscal year to the Company's executive officers named in the Summary Compensation Table above.

                                         INDIVIDUAL GRANTS(2)
                       ---------------------------------------------------------
                       NUMBER OF      % OF TOTAL                                    POTENTIAL REALIZABLE VALUE AT ASSUMED
                       SECURITIES      OPTIONS                                           ANNUAL RATES OF STOCK PRICE
                       UNDERLYING     GRANTED TO      EXERCISE OR                       APPRECIATION FOR OPTION TERM
                        OPTIONS       EMPLOYEES        BASE PRICE     EXPIRATION    -------------------------------------
        NAME           GRANTED(#)   IN FISCAL YEAR   (PER SHARE)(2)      DATE       0%       5%($)(3)        10%($)(3)
        ----           ----------   --------------   --------------   ----------    ---   --------------   --------------
Mr. Stewart..........    56,700          6.4%            $33.53        8/28/07      -0-   $    1,195,744   $    3,030,136
Mr. Johnston.........    30,200          3.4%             33.53        8/28/07      -0-          636,886        1,613,935
Mr. Fuerholzer.......    18,800          2.1%             33.53        8/28/07      -0-          396,472        1,004,701
Mr. Gerow............    11,300          1.3%             33.53        8/28/07      -0-          238,305          603,890
Mr. Becky............    11,300          1.3%             33.53        8/28/07      -0-          238,305          603,890
All Shareholders.....       N/A          N/A                N/A            N/A      -0-    2,621,705,667    6,643,916,901
All Optionees........   883,740          100%             33.40        various(4)   -0-       18,563,030       47,042,362
Optionees' Gain as %
  of all
  Shareholders'
  Gain...............       N/A          N/A                N/A            N/A      N/A              0.7%             0.7%

---------------
(1) All options held by the named individuals include limited stock appreciation rights ("LSARs"), which are issued in tandem with stock options. LSARs give the holders thereof the right to receive cash in an amount equal to the spread between the exercise price of the related options and the stock's fair market value during the 90-day period following a change of control of the Company (as such term may be defined from time to time by the Board of Directors) in lieu of exercising the related options, which are canceled upon exercise of LSARs.

(2) The exercise price shown for individual optionees is the fair market value of the Common Stock on the date of grant (calculated as the average of its high and low sales prices on that date reported on the New York Stock Exchange Composite Tape). The exercise price shown for all optionees is the weighted average of all options granted in fiscal 1998. Options become exercisable one year following the dates of grant, and exercise prices may be paid in cash or previously owned shares of Common Stock.

(3) The amounts shown in these two columns represent potential realizable values using the options granted and exercise prices. The assumed rates of stock price appreciation are set by Securities and Exchange Commission rules and are not intended to forecast the future appreciation of Common Stock.

(4) The expiration dates of options granted during fiscal 1998 are 8/28/07, 9/14/07, 10/23/07, 1/22/08, 3/7/08, 4/1/08, 5/22/08 and 6/27/08.

                AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR
                       AND FISCAL YEAR END OPTION VALUES

                                                                    NUMBER OF
                                                              SECURITIES UNDERLYING             VALUE OF UNEXERCISED
                                                               UNEXERCISED OPTIONS              IN-THE-MONEY OPTIONS
                                                              AT FISCAL YEAR END(#)            AT FISCAL YEAR END($)
                       SHARES ACQUIRED   VALUE REALIZED   ------------------------------   ------------------------------
        NAME           ON EXERCISE(#)        ($)(1)       EXERCISABLE(2)   UNEXERCISABLE   EXERCISABLE(3)   UNEXERCISABLE
        ----           ---------------   --------------   --------------   -------------   --------------   -------------
Mr. Stewart..........         -0-                N/A         775,165          56,700         5,770,741           -0-
Mr. Johnston.........         -0-                N/A         364,685          30,200         3,083,793           -0-
Mr. Fuerholzer.......       5,015           $ 95,041         119,344          18,800           617,580           -0-
Mr. Gerow............       9,000            189,754         153,015          11,300         1,333,845           -0-
Mr. Becky............       9,564            157,412         105,957          11,300           710,820           -0-

---------------
(1) The average of the Common Stock's high and low sales prices reported on the New York Stock Exchange Composite Tape for the particular exercise dates minus the applicable exercise prices, multiplied by the number of option shares exercised.

(2) Non-qualified options in this column that were granted to the named individuals prior to fiscal 1991 (provided they were executive officers on the grant dates) include supplemental cash payment rights, pursuant to which payments are made to optionees upon exercise of such options or the related LSARs described in note (1) to the Option Grants Table above in reimbursement of their income tax liability from such exercises and payments.

(3) The average of the high and low trading prices of the Common Stock (calculated as in note (1) above) on the last trading day of fiscal 1998 ($25.375 per share), minus the applicable exercise prices, multiplied by the number of option shares held. Such values do not include the supplemental cash payment rights described in note (2) above.

        LONG-TERM INCENTIVE PROGRAM (LTIP) -- AWARDS IN LAST FISCAL YEAR

                                                                    ESTIMATED FUTURE PAYOUTS UNDER
                                   PERFORMANCE OR OTHER PERIOD       NON-STOCK PRICE BASED PROGRAM
                                        UNTIL MATURATION          -----------------------------------
              NAME                          OR PAYOUT             THRESHOLD     TARGET      MAXIMUM
              ----                 ---------------------------    ---------    --------    ----------
Mr. Stewart......................            3 years              $360,000     $720,000    $1,440,000
Mr. Johnston.....................            3 years               234,500      469,000       938,000
Mr. Fuerholzer...................            3 years               116,000      232,000       464,000
Mr. Gerow........................            3 years               109,000      218,000       436,000
Mr. Becky........................            3 years                92,500      185,000       370,000

     Individual target incentive awards under the LTIP are percentages of participants' salaries ranging from 60% to 100%, depending on their salary grades, subject to 20% plus or minus adjustments authorized prior to the beginning of the applicable performance period by the Compensation Committee. The target awards reported in the foregoing table require a 10% compound annual growth in Company or applicable business unit profits and the achievement of return on net assets ("RONA") goals over the three-year performance period beginning on July 1, 1998, and ending on June 30, 2001. Maximum awards can be up to two times target award levels to reflect 20% or greater compound earnings growth and full achievement of RONA goals over the performance period, but are zero if compound earnings growth is less than the 5% threshold level and minimum RONA goal levels are not achieved.

     In the event of a change in control of the Company (as defined in the LTIP), the performance periods with respect to all outstanding incentive awards would terminate and the related incentive awards would be payable. The amount payable with respect to any award would be equal to the percent of target based upon the greater of 100% or the weighted average of (i) the percent of target earned to the most recent fiscal quarter prior to the change of control (the "Measurement Date") and (ii) 100% of target from the Measurement Date to the end of the three-year performance period.

                    CHANGE OF CONTROL EMPLOYMENT AGREEMENTS

     All individuals named in the Summary Compensation Table except Mr. Stewart have change of control employment agreements with the Company. Mr. Stewart has an employment agreement which is described below ("Current Employment Agreement"). As described in Item 3(b) of the Schedule 14D-9 to which this Information Statement is attached, in connection with the Merger Agreement, Mr. Stewart entered into a new employment agreement (the "Stewart Agreement") with the Company and Rohm and Haas that will replace his Current Employment Agreement at the effective time of the Merger. In addition, also in connection with the Merger Agreement, Mr. Johnston and Christopher Julsrud, who is the Vice President, Human Resources of the Company, entered into amendments to their respective employment agreements with the Company (the "Johnston Amendment" and the "Julsrud Amendment," respectively). This section of this Information Statement describes the change of control employment agreements of individuals who have not entered into new agreements or amendments to existing agreements in connection with the Merger Agreement, Mr. Stewart's Current Employment Agreement, and the employment agreements of Messrs. Johnston and Julsrud as they existed prior to the Johnston Amendment and Julsrud Amendment, respectively. For a description of the Stewart Agreement and a description of the effects of the Johnston and Julsrud Amendments, see Item 3(b) of the Schedule 14D-9.

     The change of control employment agreements (the "agreements") become operational for a three-year period beginning on the date of a change of control of the Company as defined in such agreements, which would include consummation of the Offer or approval of the Merger Agreement by the shareholders of the Company. The agreements require continued employment of the executive following the change of control on an equivalent basis to employment immediately before such change of control. In the event that during the three-year period following a change of control, the executive terminates the executive's employment for good reason (as defined in the agreements) or for any reason during the thirty-day period commencing one year after the change of control, or the Company terminates the executive's employment without cause (as defined in the agreements), the executive would be entitled to receive an immediate lump sum payment in an amount equal to three times the sum of such executive's then current salary, average long-term bonus and highest annual bonus plus the actuarial equivalent of the additional pension benefits the executive would have received if he or she had continued to receive service and earnings credits under Company retirement plans during the three years after such termination (except as reduced by payments under long-term bonus plans made to an executive upon a change of control which relate to performance periods subsequent to such termination). In addition, the executive's welfare and fringe benefits would continue through the third anniversary of the change of control, and the executive would be treated as having the equivalent extra years of age and service credit for purposes of qualifying for retiree welfare benefits. The agreements also provide that executives are to be made whole on an after-tax basis with respect to excise taxes payable under Section 4999 of the Code as a consequence of any payments made to them (whether or not under the agreements) being classified as "parachute payments" as defined in Section 280G of the Code.

     The Current Employment Agreement has a term that currently ends on March 31, 2002. As of March 31, 1999, that term automatically extends to March 31, 2003, and as of March 31, 2000, it extends to September 30, 2003 (Mr. Stewart's normal retirement date) (in each case, unless three years' notice of termination has been given). Mr. Stewart's Current Agreement also provides that in the event of his voluntary or involuntary termination without cause following a change of control of the Company, he is entitled to receive an immediate payment of salary and bonuses plus credits and benefits similar to those described in the preceding paragraph through the then current term of his agreement. For a description of the Stewart Agreement entered into in connection with the Merger Agreement, see Item 3(b) of the Schedule 14D-9.

                         SURVIVOR INCOME BENEFITS PLAN

     All named Executive Officers participate in this plan, under which benefits are payable to participants' surviving spouses (or dependent children if there is no spouse) if a participant dies prior to age 65 while employed by the Company. The benefit is approximately 50% of the participant's base pay at death and continues until the participant would have attained age 65. Accruals were made in fiscal 1998 for aggregate potential benefits payable under this plan, but no specific amounts for individual participants were calculated.

                      POST-RETIREMENT LIFE INSURANCE PLAN

     Messrs. Stewart and Johnston participate in this plan, under which life insurance after retirement is provided at no cost to retirees in amounts equal to their base salaries at retirement. Such coverage is in addition to that provided under the Company's regular life insurance program. Accruals were made in fiscal 1998 for aggregate potential benefits payable under all Company life insurance plans, but no specific amounts for individual participants were calculated.

                                 PENSION PLANS

     The following table contains estimated annual retirement benefits payable under the Company's basic and excess defined benefit pension plans.

                                  YEARS OF SERVICE
               ------------------------------------------------------
COMPENSATION      15         20         25         30          35
------------   --------   --------   --------   --------   ----------
 $  200,000    $ 48,466   $ 64,621   $ 80,777   $ 96,948   $  114,448
    400,000     100,966    134,621    168,277    201,948      236,948
    600,000     153,466    204,621    255,777    306,948      359,448
    800,000     205,966    274,621    343,277    411,948      481,948
  1,000,000     258,466    344,621    430,777    516,948      604,448
  1,200,000     310,966    414,621    518,277    621,948      726,948
  1,400,000     363,466    484,621    605,777    726,948      849,448
  1,600,000     415,966    554,621    693,277    831,948      971,948
  1,800,000     468,466    624,621    780,777    936,948    1,094,448

     All individuals named in the Summary Compensation Table participate in the Company's pension plans. The number of full years of credited service at June 30, 1998, for each is as follows: Mr. Stewart, 25 years; Mr. Johnston, 21 years; Mr. Fuerholzer, 40 years; Mr. Gerow, 8 years; and Mr. Becky, 23 years.

     Upon reaching age 65, pension plan participants are eligible to receive annual retirement income, on a straight-life annuity basis, in monthly installments for life equal to 1.75% of salary plus annual bonus (as reported in the Summary Compensation Table), averaged over the five consecutive calendar years during which such compensation was highest out of the last ten years completed before age 65, for each year of credited service, less 1.67% of primary social security for each year of credited service (up to 30 years).

     Mr. Stewart participated in a predecessor company's pension plan prior to 1984. Upon retirement, he will receive 2% of compensation (calculated as described in the preceding paragraph), less 1.67% of primary social security, for each year of credited service prior to 1984. For subsequent credited service, he will receive benefits as described in the preceding paragraph. Consequently, his benefits will slightly exceed those in the above table in amounts varying with the extent of his pre-1984 credited service.

     Mr. Johnston participates in a supplemental executive retirement program ("SERP"). Under the SERP, participants are entitled, upon normal or approved early retirement, to receive amounts which, together with standard Company pensions (including pensions of prior employers), equal 50% of their average compensation (salary plus standard annual bonus) with respect to the five consecutive highest earnings years out of the final ten years' service prior to retirement. Consequently, unless reduced as described below, the estimated total annual pension benefits of a SERP participant will approximate those shown in the column of the foregoing pension table which sets forth benefits for employees with 30 years of credited service.

     If approved early retirement occurs prior to age 62, the SERP pension is reduced by 0.33% for each full month from the early retirement date to age 62. If a change in control of the Company occurs and thereafter the employment of the SERP participant is terminated by the Company (other than for cause as defined in the employment agreements) or the individual's status as a SERP participant is terminated, the SERP pension vests as though the individual had retired early with approval on the date of such termination.

     In addition, SERP participants' rights under employment agreements concerning pension benefits following a change of control are preserved.

                                                                         ANNEX C

                      TRANSACTIONS IN COMPANY COMMON STOCK
              BY EXECUTIVE OFFICERS OF MORTON INTERNATIONAL, INC.

                                             TRANSACTION     OPTION                  TRANSACTION
                   NAME                         DATE         PRICE      SHARES          TYPE
                   ----                      -----------     ------     ------     ---------------
Raymond P. Buschmann.......................   12/18/98       $11.01     2,164      Option Exercise
                                              12/28/98                    100        Gift to Son
Nancy A. Hobor.............................   12/22/98       $10.26     1,846      Option Exercise
Lewis N. Liszt.............................    1/14/99       $13.83     1,400      Option Exercise

                    PURCHASES BY MORTON INTERNATIONAL, INC.
                            OF COMPANY COMMON STOCK

                                                        AVERAGE
DATE OF                                   NUMBER OF    PRICE PER        TOTAL
PURCHASE                                   SHARES        SHARE          COST
--------                                  ---------    ---------    -------------
12/22/98................................    50,000      $24.01      $1,200,437.50
12/21/98................................   127,800      $25.38       3,244,071.50
12/18/98................................    62,000      $25.13       1,557,985.00
12/17/98................................    50,000      $24.99       1,249,275.00
12/16/98................................    42,800      $24.79       1,061,165.25
                                           -------                  -------------
     Total..............................   332,600                  $8,312,934.25
                                           =======                  =============

                                 EXHIBIT INDEX

EXHIBIT
NUMBER                           DESCRIPTION
-------                          -----------
   1     Agreement and Plan of Merger, dated as of January 31, 1999, among Rohm and Haas Company, Morton Acquisition Corp.
         (formerly known as Gershwin Acquisition Corp.) and Morton
         International, Inc. (incorporated by reference to Exhibit
         (c)(1) to the Tender Offer Statement on Schedule 14D-1,
         dated February 5, 1999, filed by Rohm and Haas Company and
         Morton Acquisition Corp. relating to the Common Stock of
         Morton International, Inc.)
   2     Opinion of Goldman, Sachs & Co., dated January 31, 1999
         (included as Annex A to the Schedule 14D-9).*
   3     Joint Press Release of Rohm and Haas Company and Morton
         International, Inc., dated February 1, 1999 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K of Morton International, Inc., filed with the Securities and
         Exchange Commission on February 2, 1999).
   4     Employment Agreement of S. Jay Stewart, dated as of January
         31, 1999, by and among Rohm and Haas Company, Morton
         International, Inc. and S. Jay Stewart.
   5     Amendment, dated as of January 31, 1999, by and among Rohm and Haas Company, Morton International, Inc. and William E.
         Johnston, to Employment Agreement, dated as of March 20,
         1990, between the Company and William E. Johnston.
   6     Amendment, dated as of January 31, 1999, to Employment
         Agreement, dated as of December 1, 1994 between Morton
         International, Inc. and Christopher K. Julsrud.
   7     Confidentiality Agreement, dated as of November 24, 1998,
         between Morton International, Inc. and Rohm and Haas
         Company.
   8     Letter to Shareholders of Morton International, Inc., dated
         February 5, 1999.*

---------------
* Included with Schedule 14D-9 mailed to shareholders.

                                       C-2